Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

By and Among

ENDO PHARMACEUTICALS INC.,

ENDO PHARMACEUTICALS HOLDINGS INC.,

GENERICS INTERNATIONAL (US PARENT) INC.

and

APAX QUARTZ (CAYMAN) L.P.

Dated as of September 28, 2010

i

4.7	No Undisclosed Liabilities	22
4.8	Taxes	22
4.9	Owned and Leased Real Properties	24
4.10	Intellectual Property	26
4.11	Contracts	27
4.12	Litigation	29
4.13	Environmental Matters	30
4.14	Employee Benefit Plans	31
4.15	Labor and Employment Matters	33
4.16	Compliance With Laws	34
4.17	Permits	34
4.18	Insurance	34
4.19	Product Liability and Recalls	35
4.20	Regulatory Matters	35
4.21	Affiliate Transactions	37
4.22	Suppliers and Customers	38
4.23	Inventory	38
4.24	[INTENTIONALLY OMITTED]	38
4.25	Brokers	38
4.26	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	38

	ARTICLE V

	REPRESENTATIONS AND WARRANTIES OF BUYER

5.1	Organization, Standing and Power	39
5.2	Authority; No Conflict; Required Filings and Consents	39
5.3	Litigation	40
5.4	Sufficiency of Funds	40
5.5	Brokers	41
5.6	Investment Intent	41
5.7	Tax Shelter	41
5.8	Acknowledgment and Representations by Buyer	41

	ARTICLE VI

	CONDUCT OF BUSINESS

6.1	Covenants of the Company	42
6.2	Confidentiality	45
6.3	FIRPTA Certificate	45

	ARTICLE VII

	ADDITIONAL AGREEMENTS

7.1	No Solicitation	45

7.2	Access to Information	46
7.3	Efforts to Complete Transactions	46
7.4	Public Disclosure	48
7.5	Indemnification of Directors and Officers	48
7.6	Notification of Certain Matters	49
7.7	Employee Matters	49
7.8	280G Matters	50
7.9	FDA Supplier Action	50
7.10	Financing	50
7.11	Resignations	53
7.12	[INTENTIONALLY OMITTED]	53
7.13	Additional Financial Statements	53
7.14	Termination of Certain Agreements	54
7.15	Updates	54
7.16	Documents and Information	54
7.17	Third Party Consents	55

	ARTICLE VIII

	CONDITIONS TO THE ACQUISITION

8.1	Conditions to Each Party's Obligation To Effect the Acquisition	55
8.2	Additional Conditions to Obligations of Buyer	55
8.3	Additional Conditions to Obligations of the Seller	56

	ARTICLE IX

	TERMINATION

9.1	Termination	57
9.2	Effect of Termination	57
9.3	Fees and Expenses	58

	ARTICLE X

	INDEMNIFICATION

10.1	Indemnification by the Seller	58
10.2	Claims for Indemnification	59
10.3	Survival	61
10.4	Limitations	62
10.5	Calculation of Losses; Mitigation	63
10.6	Tax Treatment	63

	ARTICLE XI

	TAX MATTERS

11.1	Tax Indemnification	64
11.2	Tax Filings	66
11.3	Transfer and Similar Taxes	68
11.4	Tax Sharing Agreements	68
11.5	Tax Benefit Payments	68

	ARTICLE XII

	MISCELLANEOUS

12.1	Notices	70
12.2	Entire Agreement	71
12.3	Amendment	72
12.4	Extension; Waiver	72
12.5	No Third Party Beneficiaries	72
12.6	Assignment	72
12.7	Severability	72
12.8	Counterparts and Signature	73
12.9	Interpretation	73
12.10	Governing Law	73
12.11	Remedies	74
12.12	Submission to Jurisdiction; Waiver of Jury Trial	74
12.13	Disclosure Schedules	75
12.14	Guaranty	75

EXHIBIT A	Example Statement of Working Capital
EXHIBIT B	Escrow Agreement

TABLE OF DEFINED TERMS

280G Payments	4.14(h)
Accountant	2.8(b)(iii)
Acquisition	Preamble
Acquisition Proposal	7.1
Adjustment Amount	1.1(a)
Affiliate	1.1(b)
Agreed Amount	10.2(b)
Agreement	Preamble
Antitrust Authorities	1.1(c)
Antitrust Laws	1.1(d)
Balance Sheet	1.1(t)
Bankruptcy and Equity Exception	3.2(a)
Business Day	1.1(e)
Buyer	Preamble
Buyer Disclosure Schedule	V
Buyer Indemnified Parties	10.1
Buyer Material Adverse Effect	1.1(g)
Buyer Post-Closing Statement	2.8(b)(i)
Buyer’s Knowledge	1.1(f)
Cash	1.1(h)
Cash Amount	1.1(i)
Cash Consideration	2.2(a)
Certificate	4.2(a)
Claim	1.1(j)
Claim Amount	10.2(b)
Claim Notice	10.2(b)
Closing	2.4
Closing Date	2.4
Closing Date Balance Sheet	2.8(b)(i), 2.7(b)
COBRA	4.14(a)
Collateral Sources	10.5(a)
Common Stock	Preamble
Company	Preamble
Company Balance Sheet	4.5(a)
Company Employee Plans	4.14(a)
Company Financial Statements	4.5(a)
Company Indemnitees	7.5(a)
Company Leases	4.9(b)

Company Material Adverse Effect	1.1(l)
Company Material Contracts	4.11(a)
Company Stock	Preamble
Company Transaction Expenses	1.1(m)
Company’s Knowledge	1.1(k)
Confidentiality Agreements	6.2
Consent Decree	4.20(c)
Contracts	1.1(n)
Covered Employees	7.7
D&O Insurance	7.5(b)
DEA	1.1(o)
Debt Amount	1.1(p)
Debt Commitment Letters	5.4(a)
DGCL	4.2(c)
Dispute Notice	2.8(b)(iii)
EMEA	4.20(b)
Environmental Law	4.13(g)
ERISA	4.14(a)
ERISA Affiliate	4.14(a)
Escrow Agent	2.3(a)
Escrow Agreement	2.7
Escrow Funds	2.3(b)
Estimated Cash Amount	2.6
Estimated Closing Date Balance Sheet	1.1(r)
Estimated Company Transaction Expenses	2.6
Estimated Debt Amount	2.6
Estimated Working Capital	1.1(s)
Exchange Act	1.1(u)
FDA	1.1(w)
FDA Supplier Action	7.9
FDCA	1.1(x)
Federal Funds Rate	1.1(v)
Final Amounts	2.8(c)
Final Cash Amount	2.8(c)
Final Company Transaction Expenses	2.8(c)

v

Final Date	9.1(b)
Final Debt Amount	2.8(c)
Final Valuation Date	2.7(b)
Final Working Capital	2.8(c)
Financing	5.4(a)
First Lien Credit Agreement	1.1(y)
GAAP	4.5(a)
Governmental Entity	1.1(aa), 1.1(z)
Guilty Plea	37
Hazardous Materials	4.13(h)
HSR Act	3.2(c)
Indebtedness	1.1(bb)
Indemnity Escrow Fund	2.3(b)
Initial Valuation Date	2.7(b)
Insurance Policies	36
Intellectual Property	1.1(cc)
Interim Financial Statements	7.13
IRS	4.14(b)
Laws	1.1(dd)
Leased Real Property	4.9(b)
Lenders	1.1(ee)
Liens	4.4(b)
Losses	1.1(ff)
New York Courts	12.12
Optional Valuation Date	2.7(b)
Order	1.1(gg)
Owned Real Property	4.9(a)
Parent	Preamble
Patents	1.1(hh)
Permits	4.17
Permitted Encumbrances	1.1(ii)
Person	1.1(jj)
Post-Closing Covenant	10.3(a)
Post-Closing Tax Period	1.1(kk)
Pre-Closing Covenant	10.3(a)
Pre-Closing Period	6.1
Pre-Closing Tax Period	1.1(ll)
Pre-Closing Tax Returns	11.2(a)
Products	1.1(mm)
Proposed Amounts	2.8(b)(i)
Purchase Price	2.2(a)

Purchase Price Escrow Fund	2.3(a)
Recall	4.19(b)
Reference Working Capital	1.1(nn)
Regulatory Authority	1.1(oo)
Regulatory Authorizations	4.20(f)
Representative	4.20(e)
Resolution Period	2.8(b)(iii)
Response Actions	10.2(c)
Review Period	2.8(b)(iii)
Sale Bonus Plans	1.1(pp)
Second Lien Credit Agreement	1.1(qq)
Securities Act	1.1(rr)
Seller	Preamble
Seller Disclosure Schedule	III
Seller Material Adverse Effect	1.1(ss)
Seller’s Knowledge	1.1(tt)
Software	1.1(uu)
Specified Expenses	11.5(b)(i)
Straddle Period	1.1(vv)
Straddle Period Returns	11.2(b)
Subsidiary	1.1(ww)
Tax Benefit Advance	1.1(xx)
Tax Claim Notice	11.1(d)
Tax Returns	4.8(a)
Taxes	4.8(a)
Third Party Claim Amount	10.2(a)
Third Party Claim Notice	10.2(a)
Trade Secrets	1.1(yy)
Trademarks	1.1(zz)
Transaction Agreements	1.1(aaa)
Transaction Consideration Disbursement Schedule	2.6
Transactions	3.2(a)
Unpaid Company Transaction Expenses	1.1(bbb)
US Midco	Preamble
US Midco Preferred Stock	Preamble
Valuation Date	2.7(b)
WARN Act	4.15(i)
Working Capital	1.1(ccc)

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of September 28, 2010, by and among Endo Pharmaceuticals Inc., a Delaware corporation (“Buyer”), Endo Pharmaceuticals Holdings Inc., a Delaware corporation (the “Parent”), Generics International (US Parent), Inc., a Delaware corporation (the “Company”) and Apax Quartz (Cayman) L.P., a Cayman Islands exempted limited partnership (the “Seller”).

WHEREAS, Seller is the beneficial owner and holder of record of (i) all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) and (ii) all of the issued and outstanding shares of preferred stock, par value $0.01 per share, of Generics International (US Midco) Inc., a Delaware corporation (“US Midco”) (“US Midco Preferred Stock”, and together with the Common Stock, collectively, the “Company Stock”);

WHEREAS, Buyer wishes to purchase from Seller, and Seller wishes to sell to the Buyer, all of the Company Stock pursuant to the terms and subject to the conditions of this Agreement (together with all other transactions contemplated by this Agreement, the “Acquisition”);

WHEREAS, Buyer, the Company and Seller desire to make certain representations, warranties, covenants and agreements in connection with, and to prescribe certain conditions to, the Acquisition as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer, the Company and Seller agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For purposes of this agreement, the following terms have the meanings set forth below:

(a) “Adjustment Amount” means an amount, which may be a negative number, equal to the sum of (a) the Final Working Capital minus the Estimated Working Capital, (b) the Final Cash Amount minus the Estimated Cash Amount, (c) the Estimated Debt Amount minus the Final Debt Amount and (d) the Estimated Company Transaction Expenses minus the Final Company Transaction Expenses.

(b) “Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise.

(c) “Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States of America, and any other Governmental Entity having jurisdiction with respect to the Transactions pursuant to applicable Antitrust Laws.

(d) “Antitrust Laws” means the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act; and all Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

(e) “Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by Law or Order to remain closed.

(f) “Buyer’s Knowledge” means the knowledge that such individuals set forth in Section 1.1(g) of the Buyer Disclosure Schedule have or would reasonably be expected to have following due inquiry of the type that would reasonably be expected to be made by such individuals in the prudent exercise of such individuals’ job functions and/or duties.

(g) “Buyer Material Adverse Effect” means any change, event, circumstance or development that individually, or in the aggregate with all other changes, events, circumstances or developments has or would reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the Acquisition in accordance with the terms of this Agreement.

(h) “Cash” means the sum of cash, checks (net of outstanding checks), and other cash equivalents (including the fair market value of any marketable securities and short term investments) and demand deposits or similar accounts.

(i) “Cash Amount” means, as of the open of business on the Closing Date, the sum of Cash on hand of the Company and its Subsidiaries.

(j) “Claim” means any action, suit, case, litigation, proceeding, claim, arbitration, charge, criminal prosecution, investigation demand letter, warning letter, finding of deficiency or non-compliance, adverse inspection report, notice of violation, penalty, fine, sanction, subpoena, request for recall, remedial action, or proceeding.

(k) “Company’s Knowledge” means the knowledge that such individuals set forth in Section 1.1(l) of the Seller Disclosure Schedule have or would reasonably be expected to have following due inquiry of the type that would reasonably be expected to be made by such individuals in the prudent exercise of such individuals’ job functions and/or duties, it being understood that such due inquiry shall not require any such individual to contact or request any information from any Person that is not an employee of the Company or its Subsidiaries or shareholders.

(l) “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, condition, circumstance or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, conditions, circumstances or developments, that (i) is or would reasonably be expected to be materially adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Transactions; provided, however, that none of the following shall constitute a Company Material Adverse Effect: (A) any change relating to the economy or securities markets in general, (B) any adverse change, effect, event, occurrence, state of facts, condition, circumstance or development affecting the generic pharmaceutical industry (provided that the underlying causes of such change, effect, event, occurrence, state of facts, condition, circumstance or development may be considered in determining whether a Company Material Adverse Effect has occurred), (C) acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date hereof or hereafter commenced), and terrorism; (D) changes in or the conditions of financial or banking markets (including any disruption thereof and any decline in the price of any security or any market index); (E) changes in GAAP after the date hereof; (F) a flood, hurricane or other natural disaster; (G) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, that the underlying causes of any such failure may be considered in determining whether there is a Company Material Adverse Effect); (H) changes in any Laws; and (I) any Claims of the type described in Section 10.1(d); except, in the cases of clauses (A), (B), (C), (D), (E), (F) or (H) if such change, effect, event, occurrence, state of facts, condition, circumstance or development disproportionately affects the business, properties or assets of the Company as compared to other participants operating in the generic pharmaceutical industry, in which case, such change, effect, event, occurrence, state of facts, condition, circumstance or development may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

(m) “Company Transaction Expenses” means the aggregate of all fees and expenses payable by the Company (including, for purposes of clarity, any such fees or expenses incurred by the Seller but payable by the Company) in connection with the Transactions, including (i) fees and expenses payable to attorneys, accountants, financial advisors and other professionals (not engaged by Buyer in connection herewith),(ii) any fees or expenses payable to Apax Partners, L.P. and its Affiliates in connection with the Transactions pursuant to (A) that certain Advisory Agreement dated as of October 31, 2007 by and between Generics International (US), Inc. and Apax Partners, L.P. and (B) that certain Material Event Advisory Agreement dated as of October 31, 2007 by and between Generics International (US), Inc. and Apax Europe VII GP Co. Ltd. and (iii) any stay, retention or other bonuses or compensation payable in connection with or as a result of the transactions contemplated by this Agreement, including under the Sale Bonus Plans.

(n) “Contracts” means contracts, undertakings, commitments, agreements, or understandings, whether written or oral.

(o) “DEA” means the United States Drug Enforcement Administration.

(p) “Debt Amount” means, as of the open of business on the Closing Date, the sum of (i) any amount due under the First Lien Credit Agreement, including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof, (ii) any amount due under the Second Lien Credit Agreement, including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof, and (iii) the amounts of any other Indebtedness of the Company and its Subsidiaries.

(q) “Effective Tax Rate” means the highest marginal United States federal income tax rate applicable to corporations for the year of the determination.

(r) “Estimated Closing Date Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries which shall reflect the Company’s good faith estimate of the Closing Date Balance Sheet and shall be prepared by the Company using the accounting principles, procedures, policies and methods used in preparing the Company Balance Sheet (except with respect to Estimated Working Capital, which shall be prepared using the accounting principles, procedures, policies and methods used in preparing the Example Statement of Working Capital).

(s) “Estimated Working Capital” means the Company’s good faith estimate of the Working Capital as of the open of business on the Closing Date as set forth on the Estimated Closing Date Balance Sheet.

(t) “Example Statement of Working Capital” means the example statement of working capital of the Company as of June 30, 2010 attached as Exhibit A hereto including the adjustments set forth therein.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(v) “Federal Funds Rate” means the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more on the Business Day immediately prior to the day on which the applicable payment is due hereunder.

(w) “FDA” means the United States Food and Drug Administration.

(x) “FDCA” means the federal Food, Drug and Cosmetic Act.

(y) “First Lien Credit Agreement” means the First Lien Credit Agreement, dated as of October 31, 2007, among Generics International (US), Inc., as Borrower, Generics International (US Holdco), Inc., Royal Bank of Canada, as Administrative Agent and Collateral Agent, and The Other Lender Party thereto, RBC Capital Markets, as Sole Lead Arranger and Bookrunner, General Electric Capital Corporation, as Co-Arranger and Syndication Agent, and Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc., as Documentation Agent.

(z) “Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1, 4.2, 4.3(a), 4.4(a), the second sentence of 4.6(a), 4.21 and 4.25.

(aa) “Governmental Entity” means any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality whether foreign or domestic.

(bb) “Indebtedness” of any Person shall mean, without double counting, all obligations contingent or otherwise, in respect of: (a) borrowed money; (b) indebtedness evidenced by notes, debentures or similar instruments; (c) capitalized lease obligations; (d) the deferred purchase price of assets, services or securities (in each case, other than (1) ordinary trade accounts payable, (2) accrued expenses and (3) any obligations under that certain Asset Purchase Agreement by and between Teva Pharmaceuticals USA, Inc. and Vintage Pharmaceuticals LLC, dated as of November 20, 2008); (e) all obligations, under acceptance, letter of credit or similar facilities, in each case, to the extent drawn or funded; (f) all payment obligations under any interest rate swap agreement or arrangement entered into for the purpose of limiting or managing interest rate risk; (g) all obligations of other Persons guaranteed directly or indirectly in any manner by such Person; and (h) interest, premium, penalties (including prepayment and early termination penalties), and other amounts owing in respect of the items described in the foregoing clauses (a) through (g).

(cc) “Intellectual Property” means all intellectual property and intellectual property rights and rights in confidential information of every kind and description throughout the world, including all U.S. and foreign (i) Patents, (ii) Trademarks, (iii) copyrights and copyrightable subject matter, (iv) Software, (v) Trade Secrets, (vi) rights of publicity, privacy, and rights to personal information, (vii) all rights in the foregoing and in other similar intangible assets, and (viii) all applications and registrations for the foregoing.

(dd) “Laws” means all federal, state, local or foreign laws, statutes or ordinances, common laws, or any rule, regulation, standard or Order of any Governmental Entity.

(ee) “Lenders” means J.P. Morgan Securities LLC, RBC Capital Markets, JPMorgan Chase Bank, N.A. and Royal Bank of Canada.

(ff) “Losses” means any and all costs (including costs of identifying a breach under this Agreement that, when fully and finally determined in accordance with the terms of this Agreement, gives the party suffering such Loss a right to be indemnified for such Losses pursuant to this Agreement), losses, damages (including special and consequential damages and lost profits but in no event including any punitive damages, it being understood, for purposes of clarity, that in the event any Person is required to pay punitive damages to a third party, such payment shall be considered actual damages with respect to such Person and shall not be limited by the foregoing), liabilities, obligations, claims (including third party claims), charges, debts, interest, judgments, fines, penalties, amounts paid in settlement, and any and all losses, liabilities, claims, damages, deficiencies, fines, payments, Taxes, fees and expenses (including reasonable legal, consultant, accounting and other professional fees and expenses).

(gg) “Order” means any charge, temporary restraining order or other order, writ, injunction (whether preliminary, permanent or otherwise), judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative, of any Governmental Entity.

(hh) “Patents” means any patents patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof.

(ii) “Permitted Encumbrances” means (i) real estate taxes, assessments and other governmental levies, fees or charges imposed with respect to the Owned Real Property which are not due and payable as of the Closing Date or which are being contested by appropriate proceedings; (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to the Owned Real Property incurred in the ordinary course of business for amounts which are not delinquent and which would not, individually or in the aggregate, have a material adverse effect on the business of the Company or its Subsidiaries as presently conducted thereon or which are being contested by appropriate proceedings; (iii) zoning, building codes and other land use Laws regulating the use or occupancy of any Owned Real Property or Leased Real Property or the activities conducted thereon which are imposed by a Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business as currently conducted thereon or any violation of which would not have a material adverse effect on the business of the Company or its Subsidiaries as presently conducted thereon; (iv) any recorded Liens set forth in any title policy or title report or survey with respect to the Owned Real Property previously delivered to Buyer and which do not impair in any material respects the use or occupancy of such Owned Real Property in the operation of the business as presently conducted thereon on the date of this Agreement and as of the Closing Date; (v) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in the Company’s Financial Statements in accordance with GAAP (which, for purposes of clarity, may be a zero dollar reserve); and (vi) all encroachments, overlaps, overhangs, covenants, conditions, restrictions, unrecorded servitudes and easements, variations in area or measurement or any other similar matters not of record; provided that the same would not, individually or in the aggregate, interfere in any material respects with the conduct or operation of the business as presently conducted thereon on the date of this Agreement and as of the Closing.

(jj) “Person” means any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

(kk) “Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

(ll) “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

(mm) “Products” means any product manufactured, licensed, produced, distributed or sold by or on behalf of the Company or its Subsidiaries during the period beginning on January 1, 2006 and ending on the Closing Date.

(nn) “Reference Working Capital” means an amount equal to one hundred eleven million and five hundred thousand dollars ($111,500,000).

(oo) “Regulatory Authority” means any federal, state, local or foreign Governmental Entity that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs or otherwise has regulatory authority over the development, sale, distribution or manufacturing of Products by the Company or its Subsidiaries.

(pp) “Sale Bonus Plans” means, collectively, the (i) Sale Bonus Plan of Generics International (US) Inc., dated as of June 19, 2009 and (ii) Incentive Bonus Plan of Generics International (US) Inc., dated as of June 19, 2009.

(qq) “Second Lien Credit Agreement” means the Second Lien Credit Agreement, dated as of October 31, 2007, among Generics International (US), Inc., as Borrower, Generics International (US Holdco), Inc., Royal Bank of Canada, as Administrative Agent and Collateral Agent, and The Other Lender Party thereto, RBC Capital Markets, as Sole Lead Arranger and Bookrunner, General Electric Capital Corporation, as Co-Arranger and Syndication Agent, and Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc., as Documentation Agent.

(rr) “Securities Act” means the Securities Act of 1933, as amended.

(ss) “Seller Material Adverse Effect” means any change, event, circumstance or development that individually, or in the aggregate with all other changes, events, circumstances or developments has or would reasonably be expected to have a material adverse effect on the ability of Seller to consummate the Acquisition in accordance with the terms of this Agreement.

(tt) “Seller’s Knowledge” means the knowledge that such individuals set forth in Section 1.1(rr) of the Seller Disclosure Schedule have or would reasonably be expected to have following due inquiry of the type that would reasonably be expected to be made by such individuals in the prudent exercise of such individuals’ job functions and/or duties.

(uu) “Software” means any software, rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

(vv) “Straddle Period” means any Tax period of the Company or any of its Subsidiaries beginning on or before and ending after the Closing Date.

(ww) “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds directly or indirectly stock or other ownership interests representing (a) at least 50% of the voting power of all outstanding stock or ownership interests of such entity or has the power to elect or direct the election of at least 50% of the members of the governing body of such entity or (b) the right to receive at least 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

(xx) “Tax Benefit Advance” means an amount equal to ten million dollars ($10,000,000).

(yy) “Trade Secrets” means any trade secrets and all other confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies.

(zz) “Trademarks” means any trademarks, service marks, names, corporate names, trade names, Internet domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing.

(aaa) “Transaction Agreements” means this Agreement and the Escrow Agreement.

(bbb) “Unpaid Company Transaction Expenses” means the amount of Company Transaction Expenses incurred but unpaid as of the open of business on the Closing Date.

(ccc) “Working Capital” means, as of any time, an amount equal to (i) the trade accounts receivable, other receivables, inventories and prepaid expenses and other current assets (but excluding any such amounts comprised of Cash, amounts due from Affiliates and deferred income Taxes) minus (ii) the accounts payable-trade, accrued discounts and allowances, accrued salaries and wages, accrued payroll taxes and other, accrued expenses (including, for the avoidance of doubt, any accrued but unpaid expenses relating to that certain Asset Purchase Agreement by and between Teva Pharmaceuticals USA, Inc. and Vintage Pharmaceuticals LLC, dated as of November 20, 2008) (but excluding any such amounts comprised of amounts due to Affiliates, discontinued operations liability, interest payable, income Taxes payable, deferred income Taxes, Transaction Expenses, Indebtedness, Apax fee accrual (account 2590), 123(R) liability (account 2590) and restructuring reserves (account 2205)), in each case, of the Company and its Subsidiaries on a consolidated basis and prepared (A) in accordance with GAAP applied consistently and (B) the accounting principles, procedures, policies and methods used in preparing the Example Statement of Working Capital.

ARTICLE II

SALE AND PURCHASE OF COMPANY STOCK

2.1 Sale and Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all shares of Company Stock, free and clear of any Liens (other than transfer restrictions under applicable securities Laws).

2.2 Purchase Price.

(a) At the Closing, in consideration for the sale, transfer and conveyance of the Company Stock as set forth in Section 2.1, Buyer shall pay, by wire transfer of immediately available funds to such account or accounts as specified pursuant to Section 2.2(b), aggregate consideration to Seller equal to (i) one billion, two hundred million dollars ($1,200,000,000) (the “Purchase Price”) plus (ii) the Estimated Cash Amount, plus (iii) the Tax Benefit Advance, plus

(iv) the excess, if any, of the Estimated Working Capital over the Reference Working Capital, as determined pursuant to Section 2.8, minus (v) the excess, if any, of the Reference Working Capital over the Estimated Working Capital, as determined pursuant to Section 2.8, minus (vi) the Escrow Funds, minus (vii) the Estimated Debt Amount, minus (viii) the Estimated Company Transaction Expenses (such remaining amount, the “Cash Consideration”); it being acknowledged and agreed that a portion of the Cash Consideration equal to the aggregate Liquidation Value (as defined in that certain Amended and Restated Certificate of Incorporation of US Midco filed on October 31, 2007) of the US Midco Preferred Stock as of the Closing Date shall be deemed to be paid as consideration for the US Midco Preferred Stock and the remainder of the Cash Consideration (as well as any rights to receive a portion of the Escrow Funds) shall be deemed to be paid as consideration for the Common Stock.

(b) Seller shall notify Buyer in writing of the account information required by Sections 2.2 and 2.3 not less than two (2) days before the Closing Date.

2.3 Other Payments. At the Closing, Buyer shall pay, by wire transfer of immediately available funds:

(a) to an account specified by JPMorgan Chase Bank, National Association (the “Escrow Agent”) in the amount of eight million dollars ($8,000,000) (the “Purchase Price Escrow Fund”);

(b) to a separate account specified by the Escrow Agent in the amount of one hundred million dollars ($100,000,000) (the “Indemnity Escrow Fund” and, together with the Purchase Price Escrow Fund, the “Escrow Funds”);

(c) to such account or accounts as the holders of the Debt Amount specify, the amount of cash necessary to satisfy and extinguish in full the Debt Amount set forth in the payoff letters delivered pursuant to Section 2.5(b)(v); and

(d) to such account or accounts as the Company shall specify not less than two (2) days prior to the Closing Date, the Unpaid Company Transaction Expenses indicated on the schedule delivered by the Company at least five (5) days prior to the Closing.

2.4 Closing. The closing of the Acquisition (the “Closing”) shall take place at 10:00 a.m., Eastern time, on a date to be specified by Buyer and Seller, which shall be no later than the third (3rd) Business Day after satisfaction or waiver (subject to applicable Law) of the conditions set forth in ARTICLE VIII (other than any such conditions which by their terms cannot be satisfied until the Closing Date, which shall be required to be so satisfied or waived (subject to applicable Law) on the Closing Date), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, unless another date, place or time is agreed to in writing by Buyer and Seller (the date and time of the Closing as set forth in this Section 2.4 is referred to herein as, the “Closing Date”).

2.5 Closing Deliverables.

(a) At the Closing, Buyer shall deliver or cause to be delivered to Seller:

(i) the Cash Consideration determined in accordance with Section 2.2;

(ii) a certificate signed by Buyer, dated as of the Closing Date, to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied;

(iii) a counterpart of the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(iv) such other duly executed documents and certificates as may be required or reasonably requested to be delivered by the Buyer pursuant to the terms of this Agreement.

(b) At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i) stock certificates representing the Company Stock as of the Closing Date, duly endorsed in blank by Seller or with duly executed blank stock power, or other appropriate instrument of transfer, affixed for transfer to Buyer, with appropriate transfer stamps, if any, affixed;

(ii) a certificate signed by each of Seller and the Company, dated as of the Closing Date, to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied;

(iii) a counterpart of the Escrow Agreement, duly executed by the Seller and the Escrow Agent;

(iv) pay-off letters or an acknowledgement of discharge, as applicable, reasonably acceptable in form and substance to Buyer and issued by the holders of the Debt Amount as of the Closing Date, setting forth the amounts required to repay such Debt Amount in full on the Closing Date;

(v) evidence in form and substance reasonably satisfactory to Buyer of release of all Liens on the Company Stock or any assets of the Company including any Owned Real Property (other than those Liens created by Buyer and transfer restrictions under applicable securities Laws and other than Permitted Liens), as well as forms of UCC-3 termination statements, and any other documentation in form and substance reasonably satisfactory to Buyer evidencing the release of all such Liens;

(vi) written resignations of each director and officer of the Company listed in Section 7.11 of Seller Disclosure Schedule, effective as of the Closing Date;

(vii) a certificate from the Company meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3); provided, however, that notwithstanding anything to the contrary herein, if the Company fails to deliver such certificate and Buyer elects to proceed with the Closing, then Buyer shall be entitled to withhold any amounts required to be withheld pursuant to Section 1445 of the Code from the Cash Consideration;

(viii) a certificate of good standing issued by the Secretary of State of its jurisdiction of organization for each of the Company and its Subsidiaries, in each case dated no earlier than five (5) Business Days prior to the anticipated Closing Date; and

(ix) such other duly executed documents and certificates as may be required or reasonably requested to be delivered by the Seller or the Company pursuant to the terms of this Agreement.

2.6 Disbursement Schedule. At least five (5) days prior to the anticipated Closing Date, the Company shall prepare and deliver to Buyer a schedule in accordance with Section 2.8(a) (as updated, if applicable, pursuant to the proviso to this Section 2.6, the “Transaction Consideration Disbursement Schedule”) which shall set forth (i) the amount of Cash of the Company (the “Estimated Cash Amount”), (ii) the Debt Amount (the “Estimated Debt Amount”), (iii) the Unpaid Company Transaction Expenses (the “Estimated Company Transaction Expenses”) and (iv) the Estimated Working Capital; provided that such Transaction Consideration Disbursement Schedule shall, prior to 5:00 p.m. (New York time) on the day immediately preceding the Closing Date, to the extent necessary, be updated by the Company (1) to reflect the actual amounts of the foregoing items (i) through (iii) as of such date and (2) to correct any errors therein identified by Buyer with which Seller reasonably agrees and which Buyer notified the Company of in writing at least two (2) days prior to the Closing Date.

2.7 Escrow Funds.

(a) As of the Closing Date, Buyer, the Escrow Agent and Seller shall execute and deliver the Escrow Agreement in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”), and Buyer shall deposit with the Escrow Agent (a) an amount equal to the Indemnity Escrow Fund solely for the purpose of securing certain of the indemnification obligations set forth in ARTICLE X and ARTICLE XI of this Agreement and (b) an amount equal to the Purchase Price Escrow Fund solely for the purpose of securing certain adjustment payments set forth in Section 2.8 of this Agreement. The Escrow Funds shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Funds shall be held in trust and shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

(b) On (i) the second anniversary of the Closing Date (the “Initial Valuation Date”), (ii) at the election of Seller upon 75 days’ prior written notice to Buyer, the third anniversary of the Closing Date (the “Optional Valuation Date”), and (iii) at the election of the Seller upon 75 days’ prior written notice to Buyer, one of the fourth, fifth or sixth anniversaries of the Closing Date (as so elected, the “Final Valuation Date”, and each of the Initial Valuation Date, the Optional Valuation Date and the Final Valuation Date, a “Valuation Date”), an amount equal to (x) the aggregate amount of funds (if any) remaining in the Indemnity Escrow Fund as of such date, minus (y) the Fair Value of any amounts timely claimed pursuant to Section 10.1 and/or ARTICLE XI and pending as of such date (determined in accordance with this Section 2.7(b)) shall be distributed from the Indemnity Escrow Fund and delivered to Seller; provided, that such amount shall not be reduced to an amount less than zero. For purposes of this Section 2.7(b), the “Fair Value” of any claims pending as of any Valuation Date shall mean (i) with respect to PL Claims, the reasonably expected aggregate value of all such claims plus related legal fees and expenses (taking into account the number and types of claims in question, likelihood of settlement or trial verdict, identity of plaintiffs, severity of injuries and historical settlement values of similarly situated plaintiffs) as determined by a panel of arbitrators experienced in valuing claims of the type in question that is comprised of one representative designated by Buyer, one representative designated by Seller and one representative designated by Buyer’s and Seller’s respective representatives in accordance with the rules of American Arbitration Association, each of whom shall be an attorney, and (ii) with respect to all other claims, the aggregate amount of any claims pending as of such date (determined on the basis of the amounts set forth on the Third Party Claim Notices, Claim Notices and Tax Claim Notices relating thereto, in each case, delivered by Buyer). Buyer and Seller shall cause the arbitration panel to be determined at least sixty (60) days prior to the applicable Valuation Date and shall instruct such arbitration panel to make its determination of Fair Value prior to the applicable Valuation Date. The arbitration panel shall be provided with reasonable access to Buyer and Seller and their respective counsel with respect to the claims being valued and the Fair Value of such claims determined by the arbitration panel will be conclusive and binding upon the parties hereto and will constitute the “Fair Value” for the purposes hereof. The fees and expenses of the arbitration panel with respect to (A) the Initial Valuation Date and the Final Valuation Date shall be paid one-half (1/2) by Buyer and one-half (1/2) by Seller, and (B) the Optional Valuation Date, to the extent applicable, shall be paid entirely by Seller. After the Final Valuation Date has occurred, concurrent with any payments to Seller made in connection therewith, an amount equal to that which was attributed to clause (i) of the definition of Fair Value as finally determined on the Final Valuation Date shall be released to Buyer (with any amounts remaining in the Indemnity Escrow Fund thereafter to be released in accordance with and to the extent of the final determination of each claim (or portion thereof) set forth in the applicable Third Party Claim Notices, Claim Notices and Tax Claim Notices). Upon release of any amounts from the Indemnity Escrow Fund to Seller in accordance with this Section 2.7(b), all rights of Buyer with respect to such distributed portion of the Indemnity Escrow Fund shall terminate. Buyer and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Seller or Buyer, as the case may be, any amounts due to Seller pursuant to the this Section 2.7(b).

2.8 Closing Date Balance Sheet; Adjustment Payments.

(a) The Company will prepare or cause to be prepared in good faith and delivered to Buyer not later than five (5) days prior to the anticipated Closing Date the Estimated Closing Date Balance Sheet, together with a written statement of Seller and the Company, signed by an executive officer of each of Seller and of the Company, setting forth in reasonable detail (and together with reasonable supporting documentation) the calculations to be set forth on the Transaction Consideration Disbursement Schedule. In the event that Buyer objects to any such amounts or calculations, Buyer shall notify the Company in writing of such objections no later than three (3) days prior to the Closing Date. Buyer and the Company shall cooperate in good faith to resolve such objection(s), if any, prior to the Closing; if such objection(s) is not resolved within three (3) days following receipt of the objection by the Company, then each of Seller and the Company shall make a good faith determination with respect to such objection and shall modify the Estimated Closing Date Balance Sheet and such accompanying calculations, as applicable, as they deem reasonably appropriate; provided that, no position or agreement made or taken by any of the parties with respect to the Estimated Closing Date Balance Sheet and/or such accompanying calculations shall preclude any such party from taking any other position or making any other argument with respect to the Closing Date Balance Sheet and/or accompanying calculations, as applicable. The parties agree that in no event shall Closing be delayed as a result of the discussions contemplated by the preceding sentence.

(b) Post-Closing Date Adjustments.

(i) As soon as reasonably practicable, but in no event later than ninety (90) days after the Closing Date, Buyer shall, in good faith, prepare, or cause to be prepared, and deliver to Seller a statement (the “Buyer Post-Closing Statement”) setting forth (x) a balance sheet of the Company (as finally determined pursuant to this Section 2.8, the “Closing Date Balance Sheet”), as of the open of business on the Closing Date, which shall be prepared using the accounting principles, procedures, policies and methods used in preparing the Company Balance Sheet (except with respect to Working Capital, which shall be prepared using the accounting principles, procedures, policies and methods used in preparing the Example Statement of Working Capital) and (y) a certificate setting forth the calculation of (A) Working Capital, (B) the Cash Amount, (C) the Debt Amount, and (D) the Company Transaction Expenses (such amounts being referred to herein as the “Proposed Amounts”) each as of the open of business on the Closing Date and based on the Closing Date Balance Sheet. In the event that Buyer fails to timely deliver the Buyer Post-Closing Statement in accordance with the foregoing, then, at the election of Seller in its sole discretion, either (i) the Adjustment Amount shall be deemed to equal zero or (ii) Seller shall retain a nationally recognized independent accounting firm reasonably acceptable to Buyer and Seller to provide an audit of the Company’s books, review the calculation of the Estimated Closing Date Balance Sheet and the Transaction Consideration Disbursement Schedule (as finally determined pursuant to Section 2.6) and make any adjustments necessary thereto consistent with the provisions of this Section 2.8(b)(i), the determination of such accounting firm being conclusive and binding on the parties hereto and the fees of such accounting firm being borne 50% by Seller and 50% by Buyer; provided, that each of the parties hereto reserves any and all other rights granted to it in this Agreement.

(ii) In connection with Seller’s review of the Buyer Post-Closing Statement, Buyer shall, and shall cause the Company to, (A) provide Seller and its authorized Representatives with reasonable access to the relevant books and records, facilities and employees, its and its accountants’ work papers, schedules and other supporting data as may be reasonably requested by Seller; and (B) otherwise cooperate in good faith with Seller and its authorized Representatives, including by providing on a timely basis all information necessary or useful in the determination of the Closing Date Balance Sheet and the calculation of the Proposed Amounts.

(iii) If Seller disagrees with Buyer’s calculation of any of the Proposed Amounts set forth in the Buyer Post-Closing Statement, Seller shall promptly, but in no event later than thirty (30) days following Seller’s receipt of the Buyer Post-Closing Statement (the “Review Period”), deliver to Buyer written notice describing in reasonable detail its dispute by specifying those items or amounts as to which Seller disagrees, together with the Seller’s determination of such dispute items and amounts (a “Dispute Notice”). Unless Seller delivers a Dispute Notice to Buyer on or prior to the expiration of the Review Period, Seller will be deemed to have accepted and agreed to the Buyer Post-Closing Statement and such statement (and the calculations contained therein) will be final, binding and conclusive on the parties hereto. During the thirty (30) days (the “Resolution Period”) after the delivery of the Dispute Notice, Buyer and Seller shall attempt in good faith to resolve any such dispute and to finally determine the Closing Date Balance Sheet and accompanying calculations. Any resolution by Buyer and Seller during the Resolution Period as to any item identified in the Dispute Notice shall be set forth in writing and will be final, binding and conclusive. If Buyer and Seller are not able to resolve all disputed items identified in the Dispute Notice within the Resolution Period, then the items that remain in dispute shall be submitted to a nationally recognized, independent accounting firm reasonably acceptable to Buyer and Seller, which firm shall be instructed to, within ten (10) days, select an independent and impartial partner from such firm shall act as an expert (the “Accountant”) to review the issues in dispute.

(iv) If any remaining issues in dispute are submitted to the Accountant for resolution, Buyer and Seller will each be afforded an opportunity to present to the Accountant any material relating to the determination of the matters in dispute and to discuss such matters with the Accountant. Buyer and Seller shall give the Accountant access to all documents, records, work papers, facilities and personnel of such party and its Subsidiaries as reasonably necessary to perform its function. The Accountant shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of Buyer and Seller, and not by independent investigation, the items in dispute and shall be instructed that its calculation (i) must be made in accordance with the standards and definitions in this Agreement, and (ii) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Seller in the Dispute Notice and by Buyer in the Buyer Post-Closing Statement.

(v) The Accountant shall be instructed to deliver to Buyer and Seller, as promptly as practicable and in any event within forty five (45) days after his or her appointment, a written decision setting forth its determination of the items in dispute, each as determined in accordance with the terms of this Agreement. Such award shall be final and binding upon the parties to the fullest extent permitted by applicable Law and may be enforced in any court having jurisdiction. Notwithstanding anything else contained herein, no party may assert that any award issued by the Accountant is unenforceable because it has not been timely rendered. The fees and expenses of the Accountant shall be borne proportionately by Buyer and Seller on the basis of the discrepancy (in dollars) between the aggregate value established for all disputed items by each such party as presented to the Accountant and the aggregate value of the final and binding determination of such disputed items by the Accountant.

(c) The final, binding and conclusive calculation of Working Capital, Cash Amount, Debt Amount and Company Transaction Expenses as of the Closing based either upon agreement or deemed agreement by Buyer and Seller or the written determination delivered by the Accountant, in each case, in accordance with this Section 2.8, will be the “Final Working Capital”, “Final Cash Amount”, “Final Debt Amount” or “Final Company Transaction Expenses”, as the case may be (collectively, the “Final Amounts”), for all purposes of this Agreement.

(d) On the third (3rd) Business Day after the determination of the Final Amounts in accordance with this Section 2.8:

(i) if the Adjustment Amount is a negative amount, an amount in dollars equal to the absolute value of such amount (plus interest on such amount from the Closing Date up to but excluding the date on which such payment is made at a rate per annum equal to the Federal Funds Rate, calculated on the basis of a year of 360 days and the actual number of days elapsed) shall be delivered to Buyer and/or the Company by wire transfer of immediately available funds to an account designated by Buyer from the Purchase Price Escrow Fund, and the remaining amount, if any, in the Purchase Price Escrow Fund shall be released to Seller to such account or accounts designated by Seller; provided, however, if the amount to be paid pursuant to the foregoing exceeds the amount on deposit in the Purchase Price Escrow Fund, such excess shall be payable to Buyer and/or the Company (as applicable) solely from the Indemnity Escrow Fund; or

(ii) if the Adjustment Amount is a positive amount, an amount in dollars equal to such amount (plus interest on such amount from the Closing Date up to but excluding the date on which such payment is made at a rate per annum equal to the Federal Funds Rate, calculated on the basis of a year of 360 days and the actual number of days elapsed) shall be paid to Seller by wire transfer of immediately available funds and the entire amount on deposit in the Purchase Price Escrow Fund shall be released to Seller, in each case, to such account or accounts designated by Seller.

Buyer and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver the applicable amounts due to Seller, Buyer and/or the Company pursuant to the this Section 2.8(d).

2.9 Withholding. Buyer and its Affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth herein or in the disclosure schedule delivered by Seller and the Company to Buyer and dated as of the date of this Agreement (the “Seller Disclosure Schedule”), Seller represents and warrants to Buyer as follows:

3.1 Organization, Standing and Power. Seller is an exempted limited partnership duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign legal entity in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that would not reasonably be expected to have a Seller Material Adverse Effect.

3.2 Authority; No Conflict; Required Filings and Consents.

(a) Seller has all requisite limited partnership power and authority to enter into this Agreement and the Transaction Agreements and to consummate the transactions contemplated by this Agreement and the Transaction Agreements (collectively, the “Transactions”). The execution and delivery of this Agreement and the Transaction Agreements and the consummation of the Transactions by Seller have been duly authorized by all necessary limited partnership action on the part of Seller. This Agreement and the Transaction Agreements have been duly executed and delivered by Seller and constitute the valid and binding obligation of Seller, enforceable against Seller in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”). Other than the consent of the general partner of Seller and the consent of the Majority Apax Holders (as defined in the limited partnership agreement of the Seller), each of which has been obtained prior to the date of this Agreement and evidence of which has been delivered to Buyer, there is no vote or consent of any partner, general or limited, or any other equity holder of Seller, required in connection with Seller’s entry into this Agreement or any other Transaction Agreement to which the Seller is a party, or with the consummation of the Transactions.

(b) The execution and delivery of this Agreement and the Transaction Agreements by Seller does not, and the consummation by Seller of the Transactions shall not, (i) conflict with, or result in any violation or breach of, or default under, any provision of the organizational documents of Seller, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, amendment or acceleration of any obligation or loss of any benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any Lien on Seller’s assets under, any of the terms, conditions or provisions of any Contract to which Seller is a party or by which Seller’s properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 3.2(c), conflict with or violate any Law applicable to Seller or any of its properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not have a Seller Material Adverse Effect.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the Transactions, except for (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) as set forth in Section 3.2(c) of the Seller Disclosure Schedule, and (iii) such other consents, approvals, Permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not reasonably be expected to result in a Seller Material Adverse Effect.

3.3 Ownership of Shares. Seller is the holder of record and beneficially owns the Company Stock and has good and valid title to such Company Stock, and such Company Stock shall be as of the Closing free and clear of all Liens (other than transfer restrictions under applicable securities Laws).

3.4 Litigation. There is no Claim, or to the Seller’s Knowledge, investigation or allegation, whether at law or at equity, before or by any court or Governmental Entity, any arbitrator or other tribunal, which individually or in the aggregate, could reasonably be expected to have a Seller Material Adverse Effect.

3.5 No Other Agreements to Sell the Company. Neither Seller, the Company nor any of the Company’s Subsidiaries has any agreement with any other Person to sell all or a material portion of the capital stock of the Company or any of its Subsidiaries, or all or substantially all of the assets of the Company or any of its Subsidiaries, or to effect any merger, consolidation or other reorganization of the Company.

3.6 Brokers. Except for the Person(s) set forth in Section 3.6 of the Seller Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Seller, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

3.7 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. EXCEPT AS SET FORTH IN ARTICLE III OF THIS AGREEMENT AND IN THE CERTIFICATES DELIVERED BY SELLER PURSUANT TO SECTIONS 8.2(a) AND (b), SELLER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATION OR WARRANTY IN

CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. SELLER EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA BUT NOT INCLUDING THIS AGREEMENT, THE SELLER DISCLOSURE SCHEDULE OR ANY CERTIFICATES DELIVERED BY SELLER PURSUANT TO SECTIONS 8.2(a) AND (b)); PROVIDED, THAT THE FOREGOING SHALL NOT BE INTERPRETED TO WAIVE ANY RIGHTS THAT BUYER HAS WITH RESPECT TO RECOVERY FOR BREACHES OF REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT AND IN THE CERTIFICATES DELIVERED HEREUNDER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth herein or in the Seller Disclosure Schedule, the Company represents and warrants to Buyer as follows:

4.1 Organization, Standing and Power.

(a) The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation, and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing that would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Buyer complete and correct copies of the certificate of incorporation, bylaws or other similar organizational documents of the Company and each of its Subsidiaries, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

(b) True and complete copies of the minute books, stock books and stock transfer records of the Company and its Subsidiaries have been made available to Buyer, which in all material respects, contain true and complete minutes and records of all meetings, proceedings and other actions of the shareholders and board of directors of the Company and its Subsidiaries.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of one thousand (1,000) shares of Common Stock, par value $0.01 per share. 1,000 shares of Common Stock are outstanding. The rights and privileges of the Common Stock are as set forth in the Company’s Certificate of Incorporation (the “Certificate”). The authorized capital stock of US Midco consists of 210,000 shares of Preferred Stock and 10,000 shares of common stock, par value $0.01 per share. 202,176,78 shares of Preferred Stock are outstanding and 1,000 shares of common stock of US Midco are outstanding. The rights and privileges of the Preferred Stock are as set forth in the Amended and Restated Certificate of Incorporation of US Midco.

(b) Except as set forth in Section 4.2(b) of the Seller Disclosure Schedule, (A) there are no equity securities of any class of the Company or any Company Subsidiary, or any security exchangeable into, convertible into or exercisable for any such equity securities, issued, reserved for issuance or outstanding, (B) there are no options, warrants, equity securities, calls, rights or Contracts of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound obligating the Company or any Subsidiary of the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or any security or rights convertible into or exchangeable into or exercisable for any such shares or other equity interests, or obligating the Company or any Subsidiary of the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, equity security, call, right or Contract issued or outstanding (C) there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, and (D) there is no authorized or outstanding Indebtedness of the Company or any Subsidiary of the Company having a right to vote (or convertible into or exchangeable or exercisable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter on which holders of capital stock may vote. Except as set forth in Section 4.2(b) of the Seller Disclosure Schedule, as of the date of this Agreement, the Company or any Subsidiary does not have any outstanding stock appreciation rights, phantom stock, performance based equity rights or similar equity rights or obligations. Neither the Company nor any of its Affiliates is a party to or is bound by any agreements with respect to the voting (including voting trusts and proxies) or sale or transfer of any shares of capital stock or other equity interests of the Company or registration of Common Stock.

(c) All outstanding shares of Company Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right under any provision of the Delaware General Corporation Law (the “DGCL”), the Company’s Certificate or By-laws or any Contract to which the Company is a party or is otherwise bound.

(d) There are no obligations, contingent or otherwise, of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Stock or the capital stock of the Company.

(e) Except as set forth in Section 4.2(e) of the Seller Disclosure Schedule, as of the date of this Agreement, neither the Company nor any Subsidiary of the Company has outstanding any Indebtedness.

4.3 Subsidiaries; Names.

(a) Section 4.3(a) of the Seller Disclosure Schedule sets forth each direct and indirect Subsidiary of the Company and its jurisdiction of formation. All issued and outstanding shares of capital stock or equity interests (as applicable) of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (in the case of any Subsidiary which is a corporation), and, other than the Preferred Stock, are owned directly or indirectly by the Company (or a wholly owned Subsidiary of the Company), free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Except as set forth in Section 4.3(a) of the Seller Disclosure Schedule, the Company has not made any advances to or investments in, and does not own any securities of or other interests in, any Person.

(b) Section 4.3(b) of the Seller Disclosure Schedule sets forth, as of the date of this Agreement, (i) each of the Persons comprising the Company and its Subsidiary who is doing business under the name “Qualitest”, “Generics International” or any derivative thereof and, to the Company’s Knowledge, any other Persons doing business under such names, and (ii) all names under which the Company and each Subsidiary of the Company are doing business.

4.4 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the Transaction Agreements and the consummation of the Transactions by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and the Transaction Agreements have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement and the Transaction Agreements by the Company do not, and the consummation by the Company of the Transactions will not, (i) conflict with, or result in any violation or breach of, or default under, any provision of the Certificate or bylaws of the Company, or any comparable organizational documents of any of the Company’s Subsidiaries, (ii) except as set forth in Section 4.4(b) of the Seller Disclosure Schedule, materially conflict with, or result in any material violation or material breach of, or constitute (with or without notice or lapse of time, or both) a material default (or give rise to a right of termination, cancellation, material amendment or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any lien, security interest, mortgage, pledge, encumbrance, restriction on transfer, proxies, voting trusts or agreements, or any restriction on the creation of any of the foregoing (collectively, “Liens”) on the Company’s assets under, any of the terms, conditions or provisions of any Company Material Contract, or (iii) subject to compliance with the requirements specified in clauses (i) through (iii) of Section 4.4(c), in any material respect conflict with or violate any Law applicable to the Company or any of its properties or assets.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Transaction Agreements by the Company or the consummation by the Company of the Transactions, except for (i) the pre-merger notification requirements under the HSR Act, (ii) as set forth in Section 4.4(c) of the Seller Disclosure Schedule, and (iii) such other consents, approvals, Permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not cause a Company Material Adverse Effect.

4.5 Financial Statements and Controls and Procedures.

(a) The Company has made available to Buyer Generics International (US), Inc.’s (i) audited consolidated balance sheets as at December 31, 2007, December 31, 2008 and the related audited consolidated statements of operations and cash flows for the years then ended (provided that with respect to the 2007 fiscal year, such statements present the period beginning January 1, 2007 and ending October 31, 2007, and the period beginning November 1, 2007 and ending December 31, 2007), (ii) audited consolidated balance sheet as at December 31, 2009 (the “Company Balance Sheet”) and the related audited consolidated statement of operations and cash flows for the year then ended and (iii) unaudited consolidated balance sheet as at September 30, 2009, March 31, 2010 and June 30, 2010 and the related unaudited consolidated statements of operations and cash flows for the nine (9) months ended September 30, 2009 and for the quarters ended September 30, 2009, March 31, 2010 and June 30, 2010 (all of the foregoing financial statements and any notes thereto are hereinafter collectively referred to as the “Company Financial Statements”). The Company Financial Statements fairly present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries at the dates therein indicated and the results of operations and cash flows for the periods therein specified. The Company Financial Statements were prepared in accordance with United States generally accepted accounting principles (“GAAP”), consistently applied throughout the periods involved, except (x) as may be indicated in the footnotes to such financial statements and (y) that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year end adjustments that were not or are not expected to be material in amount. The Company Financial Statements have been prepared from, and in accordance with, the books and records of the Company, which books and records have been regularly kept and maintained in accordance with the Company’s normal and customary practices. The Company maintains accurate books and records reflecting its assets and liabilities. Each of the Company and its Subsidiaries maintains, and has maintained for all periods reflected in the Company Financial Statements, proper and adequate internal accounting controls that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company Financial Statements in accordance with GAAP.

(b) Neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any Company Representative, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or any of their internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(c) Except as set forth in Section 4.5(c) of the Seller Disclosure Schedule, the Company’s accounts receivable (i) are valid and existing, (ii) represent monies due for goods sold and delivered or services rendered in the ordinary course of business and (iii) are not subject to refunds or other adjustments or to any defenses, rights of set-off, assignments, restrictions, security interests, Liens, or conditions enforceable by third parties on or affecting any of them.

4.6 Absence of Certain Changes.

(a) Since December 31, 2009, the Company and each of its Subsidiaries has conducted its business in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects. Since December 31, 2009, there has not been any event or occurrence of any condition that, individually or in the aggregate, has had a Company Material Adverse Effect.

(b) Except as set forth in Section 4.6(b) of the Seller Disclosure Schedule, since December 31, 2009, neither the Company nor any of its Subsidiaries has taken any action or omitted to take any action that would have required the consent of Buyer pursuant to Section 6.1 of this Agreement had such action or omission occurred after the date of this Agreement.

4.7 No Undisclosed Liabilities. The Company and its Subsidiaries do not have any obligations or liabilities (whether accrued, absolute, contingent or otherwise) of a type required by GAAP to be reflected or reserved against on the Company Financial Statements (including any footnotes thereto), except (i) liabilities reflected on the Company Balance Sheets or disclosed in the notes thereto, (ii) liabilities incurred in the ordinary course of business since December 31, 2009, and which are not material to the Company and its Subsidiaries, taken as a whole, or (iii) liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

4.8 Taxes.

(a) The Company and each of its Subsidiaries has timely filed (or has had timely filed on its behalf) all material Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all material respects. The Company and each of its Subsidiaries has paid (or has had paid on its behalf) in full on a timely basis all Taxes required to have been paid by it, other than Taxes that are not yet due and payable or that are adequately provided for in the Company’s Financial Statements in accordance with GAAP. No extension of time within which to file any Tax Return that has not been filed has been requested or granted. For purposes of this Agreement, (i) “Taxes” means all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by any Governmental Entity, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and (ii) “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes. All material Taxes that the Company was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(b) The Company and each of its Subsidiaries has made available to Buyer correct and complete copies of all federal, state and local income Tax Returns filed by, and examination reports and statements of deficiencies assessed against or agreed to by, the Company or such Subsidiary since January 1, 2008. No examinations, audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or Tax Returns of the Company or any of its Subsidiaries and, to the Company’s Knowledge, no such audits have been threatened or are being contemplated. No material deficiency for any Tax has been proposed, asserted, or assessed in writing with respect to the Company or any of its Subsidiaries, which material deficiency has not been finally resolved and paid in full. No power of attorney which is currently in force has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes. No waiver or extension of statutes of limitation with respect to material Taxes or Tax Returns has been given by or requested from the Company or any of its Subsidiaries, which waiver or extension is still effective and has not lapsed. Neither the Company nor any of its Subsidiaries has received any written communication from any jurisdiction in which it does not file a Tax Return that such entity is required to file a Tax Return in such jurisdiction or that such entity is, or may be, subject to taxation by that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries has received a written ruling from any Tax authority. Neither the Company nor any of its Subsidiaries has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of Law in any jurisdiction), which closing agreement could materially affect their respective Taxes for any period after the Closing.

(d) Neither the Company nor any of its Subsidiaries has ever been a member of a group of corporations (other than a group of corporations of which the Company or any of its Subsidiaries was the common parent) with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, and neither the Company nor any of its Subsidiaries has any actual or potential liability for any Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law in any jurisdiction), or as a transferee or successor.

(e) [INTENTIONALLY OMITTED]

(f) Neither the Company nor any of its Subsidiaries is a party to, has any potential liability or obligation under, is bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

(g) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Encumbrances.

(h) Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments under Section 481 of the Code (or any similar provision of Law in any jurisdiction) in any Pre-Closing Tax Period by reason of a change in accounting method or otherwise made in any Pre-Closing Tax Period for which the applicable statutes of limitations has not yet expired.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Acquisition.

(j) Neither the Company nor any of its Subsidiaries is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) The Company has not engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction” as specified in Treasury Regulation Section 1.6011-4(b)(2).

(l) Section 4.8(l) of the Company Disclosure Schedule contains accurate and complete information regarding the net operating losses of the Company and each of its Subsidiaries for federal and state income tax purposes for the tax years 2007 through 2009. Neither the Company nor any of its Subsidiaries has any net operating losses, credit carryovers or other tax attributes that are currently subject to limitation under Sections 382, 383, or 384 of the Code or similar provision of Law in any jurisdiction.

4.9 Owned and Leased Real Properties.

(a) Section 4.9(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all real property (the “Owned Real Property”) owned by the Company and its Subsidiaries. Each of the Company and its Subsidiaries, as applicable, has good, valid and marketable fee simple title to the Owned Real Property subject only to Permitted Encumbrances and has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. True and complete copies of (i) all deeds, title reports, title insurance policies and recent ALTA surveys relating to the Owned Real Property and (ii) all documents evidencing all Liens upon the Owned Real Property have been furnished to Buyer. There are (i) no proceedings, claims, disputes or conditions affecting any Owned Real Property that might curtail or interfere with the conduct of the business of the Company or its Subsidiaries on such Owned Real Property as presently conducted thereon on the date of this Agreement and as of the Closing Date, (ii) neither the whole, nor any portion of, the Owned Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor has any condemnation, expropriation or taking been proposed or threatened, (iii) neither the Company nor any of its Subsidiaries has received any notice of, or other writing referring to, any requirements or recommendations by any insurance company that has issued a policy covering any part of the Owned Real Property or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any part of the Owned Real Property, which repair or work has not been completed to the satisfaction of such insurance company or board of fire underwriters, as applicable, and (iv) the Company and its Subsidiaries, as applicable, have obtained all appropriate certificates of occupancy, Permits, easements and rights of way, including proofs of dedication, required to use and operate the Owned Real Property in the manner in which the Owned Real Property is presently used and operated on the date of this Agreement and will be used and operated as of the Closing Date. True and complete copies of all such certificates and Permits have been furnished to Buyer. Each of the Company and its Subsidiaries has all approvals and Permits (including any and all pharmacy Permits) necessary to own or operate the Owned Real Property as presently used and operated on the date of this Agreement and will be used and operated as of the Closing, and no such approvals, permits or Permits will be required, as a result of the Transactions, to be issued after the date hereof in order to permit the Company or its Subsidiary that owns the Owned Real Property, following the Closing, to continue to own or operate the Owned Real Property as presently used and operated on the date of this Agreement.

(b) Section 4.9(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all of the leases, subleases, licenses, Permits, occupancy agreements or other instruments or Contracts, including all amendments, supplements and modifications thereto (collectively the “Company Leases”) pursuant to which the Company or any of its Subsidiaries holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property and each parcel of real property in which the Company or any of its Subsidiaries is a tenant, subtenant or occupant thereunder (the “Leased Real Property”). The Company has furnished or made available to Buyer true, correct and complete copies of the Company Leases. Except as set forth in Section 4.9(b) of the Seller Disclosure Schedule: (i) each Company Lease (A) constitutes a valid and binding obligation of the Company, or its Subsidiary that is a party thereto, as applicable, and, to the Company’s Knowledge, all other parties to such Company Lease, and (B) is enforceable against the Company or its Subsidiary that is a party thereto, as applicable, and, to the Company’s Knowledge, all other parties to such Company Lease, except as may be limited by the Bankruptcy and Equity Exception; (ii) none of the Company or its Subsidiaries are in breach or default under any Company Lease; (iii) since January 1, 2008, none of the Company or its Subsidiaries have received or delivered a written notice of default or objection from or to any party to any Company Lease to pay or perform its obligations, and, to the Company’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default by the Company or Subsidiary under such Company Lease, or permit the termination, modification or cancellation of or the acceleration of rent under such Company Lease; (iv) the Company or one of its Subsidiaries, as applicable, holds a good and valid leasehold interest in all Leased Real Property free and clear of all Liens; and (v) no brokerage commissions, fees or similar costs or expenses are owed by the Company or any of its Subsidiaries with respect to any Company Lease. Except as set forth in Section 4.9(b) of the Seller Disclosure Schedule, the execution and delivery of this Agreement by each of Seller and the Company do not, and the consummation of the Transactions will not, (i) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default under any Company Lease, or (ii) require a consent or waiver under any of the terms, conditions or provisions of any Company Lease.

(c) Except as set forth in Section 4.9(c) of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any lease, sublease, concession agreement, use and occupancy agreement, license, assignment or similar arrangement under which the Company or any of its Subsidiaries is a landlord, sublessor, licensor or sublicensor or assignor of any of the Leased Real Property. The Company and its Subsidiaries, as applicable, have obtained all appropriate certificates of occupancy, Permits, easements and rights of way, including proofs of dedication, required to use and operate the Leased Real Property in the manner in which the Leased Real Property is presently used and operated on the date hereof and will be used and operated as of the Closing Date. True and complete copies of all such certificates, permits and Permits have been furnished to Buyer. Each of the Company and its Subsidiaries have all approvals and Permits (including any and all pharmacy Permits) necessary to lease or operate the Leased Real Property as presently used and operated on the date hereof and as such Leased Real Property will be used and operated as of the Closing, and no such approvals or Permits will be required, as a result of the Transactions, to be issued after the date hereof in order to permit the Company or its Subsidiary that leases or operates the Leased Real Property, following the Closing to continue to lease or operate the Leased Real Property as presently used and operated on the date of this Agreement.

4.10 Intellectual Property.

(a) Section 4.10(a) of the Seller Disclosure Schedule sets forth a correct and complete list of all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications and material unregistered Trademarks, (iii) copyright registrations and applications, and (iv) material proprietary Software, in each case which is owned by the Company or any of its Subsidiaries. The Company or one of its Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the Intellectual Property items set forth in Section 4.10(a) of the Seller Disclosure Schedule, and all material Intellectual Property items set forth in Section 4.10(a) of the Seller Disclosure Schedule are subsisting, valid, and enforceable.

(b) The Company and each of its Subsidiaries owns, or has a valid right to use, free and clear of all Liens, all material Intellectual Property used or held for use in, or necessary to conduct, their respective businesses. There are no Orders, writs, injunctions or decrees to which the Company or any of its Subsidiaries is subject with respect to any material Intellectual Property owned or, to the Company’s Knowledge, used by the Company or any of its Subsidiaries.

(c) To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any of the Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries, and no such Claims have been asserted by the Company or any of its Subsidiaries since January 1, 2008.

(d) The conduct of the Company’s and each of its Subsidiaries’ respective businesses (including the Products and services of the Company and each of its Subsidiaries), as currently conducted and as conducted in the past six (6) years, does not infringe, misappropriate, or otherwise violate and has not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, and there has been no such Claim (including in the form of offers or invitations to obtain a license) in the past six (6) years against the Company or its Subsidiaries or, to the Company’s Knowledge, any other Person.

(e) The Company takes reasonable measures to protect the confidentiality of material Trade Secrets, including by requiring all Persons having access thereto to execute written non-disclosure agreements.

(f) Each current and former employee and officer of the Company and each of its Subsidiaries, and each current and former contractor and consultant of the Company and each of its Subsidiaries that has delivered, developed, contributed to, modified, or improved material Intellectual Property owned or purported to be owned by the Company or such Subsidiary, has executed an invention assignment agreement with the Company or such Subsidiary, and with respect to employees only, substantially in the form or forms which are set forth in Section 4.10(f) of the Seller Disclosure Schedule, and with respect to contractors and consultants, providing for the present assignment to the Company or such Subsidiary of all Intellectual Property so delivered, developed, contributed to, modified, or improved.

(g) The Company and each of its Subsidiaries have implemented reasonable plans and systems to provide for the backup and recovery of the data and information critical to the conduct of their respective businesses.

(h) The Company and each of its Subsidiaries has complied with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personally identifiable information in all material respects.

4.11 Contracts.

(a) Section 4.11(a) of the Seller Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of the following Contracts to which the Company or any Subsidiary of the Company is a party and under which the Company or any Subsidiary of the Company has any remaining rights or obligations (collectively, the “Company Material Contracts”):

(i) any Contract (or group of related Contracts) for the lease of personal property from or to third parties providing for lease payments in excess of one hundred fifty thousand dollars ($150,000) per year;

(ii) any Contract (or group of related Contracts) for the purchase or sale of raw materials, inventory, or finished goods or for the furnishing or receipt of services under which the Company expects to receive or pay more than the sum of one hundred fifty thousand dollars ($150,000) during the 2010 calendar year;

(iii) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of one hundred fifty thousand dollars ($150,000);

(iv) any Contract concerning the establishment or operation of a partnership, joint venture, limited liability company or the sharing of revenues, profits or expenses;

(v) any Contract containing (A) covenants of the Company or any of its Subsidiaries not to (or otherwise restricting or limiting the ability of the Company or any of its Subsidiaries to) compete in any line of business or geographic or marketed product area, including any covenant not to compete with respect to the manufacture, marketing, distribution or sale of any Product or product line or (B) any exclusivity, most-favored nation pricing, non-compete or other similar provisions that would bind the conduct of Buyer’s or its Affiliates’ businesses following the consummation of the Transactions;

(vi) any Contract (or group of related agreements) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) involving more than one hundred fifty thousand dollars ($150,000);

(vii) any Contract for the disposition of any portion of the assets or businesses of the Company or any of its Subsidiaries with value in excess of one hundred fifty thousand dollars ($150,000) (other than sales of inventory in the ordinary course of business);

(viii) any Contract for the acquisition of any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, except purchases of inventory, supplies and raw materials in the ordinary course of business;

(ix) any employment, consulting or similar Contract requiring payment by the Company or any of its Subsidiaries of base annual compensation in excess of one hundred fifty thousand dollars ($150,000);

(x) any Contract providing for the purchase or marketing by the Company or any of its Subsidiaries of Products that generate or are reasonably expected to generate one million dollars ($1,000,000) or more of annualized revenues;

(xi) any Contract between the Company, on the one hand, and any holder of Company Stock or any Affiliate of a holder of Company Stock, on the other hand (except for intra-company transactions among the Company and any of its wholly owned Subsidiaries or among any of the Company’s wholly owned Subsidiaries);

(xii) any Contract in which the Company or any of its Subsidiaries (A) is granted any right to use any material Intellectual Property (other than Contracts granting rights to use readily available, off-the-shelf shrink wrap or click wrap software having a replacement cost and annual license fee of less than one hundred fifty thousand dollars ($150,000)), (B) is restricted in its right to use or register any material Intellectual Property, or (C) permits or agrees to permit any other Person to use, enforce or register any material Intellectual Property, including any license agreements, coexistence agreements, and covenants not to sue but excluding any non-exclusive license agreements granted in the ordinary course of business;

(xiii) any Contract providing for indemnification by the Company;

(xiv) any Contract involving a confidentiality, standstill or similar obligation of the Company to any third Person or a third Person to the Company;

(xv) any Contract providing for any future payments in excess of one hundred fifty thousand dollars ($150,000) that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries or similar event;

(xvi) any Contract with any Governmental Entity;

(xvii) any other Contract (or group of related agreements) involving the payment of more than one hundred fifty thousand dollars ($150,000) in any annual period and not entered into in the ordinary course of business; and

(xviii) any commitment to enter into any agreement of the type described in this Section 4.11(a).

(b) The Company has made available to Buyer a complete and accurate copy of each Company Material Contract. Each Company Material Contract is in full force and effect with respect to the Company and its Subsidiaries and, to the Company’s Knowledge, with respect to each other party thereto, except to the extent it has previously expired in accordance with its terms or its enforcement would be limited by equitable principles of Law. Neither the Company nor, to the Company’s Knowledge, any other party to any Company Material Contract, is in material violation of or in material default under nor does there exist any condition which, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a material violation of or material default under (or would permit the termination, modification, cancellation or acceleration of the obligations of the Company or any other party thereto) any Company Material Contract and the Company and its Subsidiaries are entitled to all material benefits under any Company Material Contract. The Company or one or more of its Subsidiaries, as applicable, has performed in all material respects all of the obligations required to be performed by them under each Company Material Contract. Neither the Company nor any of its Subsidiaries has received any written, or, to the Company’s Knowledge, oral, notice of cancellation or termination of any of the Company Material Contracts. With respect to any Company Material Contract which by its terms will terminate as of a certain date unless renewed or unless an option to extend such Company Material Contract is exercised, neither the Company nor its Subsidiaries have received any written or oral notice that any such Company Material Contract will not be so renewed or that any such extension option will not be exercised.

4.12 Litigation. Except as set forth in Section 4.12 of the Seller Disclosure Schedule, there is no, and since January 1, 2008 there has not been any Claim, or to the Company’s Knowledge, investigation or allegation, whether at law or at equity, before or by any Governmental Entity or any arbitrator, pending and unsealed against the Company or any Subsidiary of the Company, or to the Company’s Knowledge, pending and sealed or threatened against the Company or any

Subsidiary of the Company, which would, individually or in the aggregate, reasonably be expected to be material to the Company or any Subsidiary of the Company. There are no material Orders outstanding against the Company or any Subsidiary of the Company. Neither the Company, nor any Subsidiary of the Company nor, to the Company’s Knowledge, any officer, director or employee of the Company or any Subsidiary of the Company has been permanently or temporarily enjoined or otherwise prohibited, precluded, debarred, or restricted by any Law or Governmental Entity from engaging in or continuing any conduct or practice in connection with the business or assets of the Company or any Subsidiary of the Company.

4.13 Environmental Matters. Except as set forth in Section 4.13 of the Seller Disclosure Schedule:

(a) Except for such matters as have been fully resolved, each of the Company and its Subsidiaries is, and since January 1, 2008, has been, in material compliance with, and is not in material violation of, and has not received any still-unresolved written notice alleging any material violation by it with respect to, any applicable Environmental Laws. To the Company’s Knowledge, there are no facts, conditions or circumstances that would reasonably be expected to result in a violation of any applicable Environmental Law by the Company or any of its Subsidiaries.

(b) The properties currently or formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Materials in an amount or concentration that would give rise to any obligation to perform any cleanup, corrective or remedial action or report such contamination in either case under any applicable Environmental Law the cost associated with which would reasonably be expected to be material.

(c) None of the Company, the Seller or any of their respective Affiliates has received any still-unresolved written notice that the Company or any of its Subsidiaries is subject to any material liability under Environmental Laws for any Hazardous Material release, disposal or contamination.

(d) Neither the Company nor any of its Subsidiaries has released, disposed of, arranged for the disposal of or handled any Hazardous Material except (i) in material compliance with Law, or (ii) as would not reasonably be expected to give rise to any material liability or obligation under any Environmental Law.

(e) Neither the Company nor any of its Subsidiaries is subject to any material Orders, investigations, requests for information, or Claims by any Governmental Entity or any third party addressing liability under or compliance with any Environmental Law.

(f) The Seller and Company have delivered or otherwise made available for inspection to Buyer true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring under the possession or control of Seller, the Company or any of the Company’s Subsidiaries pertaining to non-compliance with any Environmental Law or liability associated with Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, or regarding the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

(g) For purposes of this Agreement, the term “Environmental Law” means any Law relating to pollution or protection of the environment or occupational health and safety, including any Law or Order pertaining to, or imposing liability or standards of conduct on (i) the treatment, storage, disposal, generation and transportation of Hazardous Materials; (ii) pollution of the environment; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of Hazardous Materials, including emissions, discharges, injections, spills, escapes or dumping of Hazardous Materials; (v) the protection of wild life, marine life and wetlands, including all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles (as such Law relates to Hazardous Materials); (vii) health and safety of employees and other persons (as such Law relates to exposure to Hazardous Materials); or (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of Hazardous Materials as any of the foregoing are enacted or in effect on or prior to the Closing Date.

(h) For purposes of this Agreement, the term “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5, toxic mold, or defined as such by, or regulated as such under, any Environmental Law.

4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the Seller Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all Employee Benefit Plans maintained, or contributed to, by the Company or any of its Subsidiaries or maintained or contributed to by any of the Company’s ERISA Affiliates for the benefit of, or relating to, any current or former employee of the Company or any of its subsidiaries (together, the “Company Employee Plans”). For purposes of this Agreement, the following terms shall have the following meanings: (i) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other material written or oral plan, agreement or arrangement involving each vacation or paid time off, severance, termination, retention, incentive, change in control, employment, equity, stock option, fringe benefit, perquisite, stock purchase, stock ownership, phantom stock and deferred compensation plan, arrangement, agreement and understanding and other material compensation, benefit and fringe benefit plans, arrangements and agreements, for the benefit of, or relating to, any current or former employee of the Company; (ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended; (iii) “ERISA Affiliate” means any entity that is a member of a controlled group of corporations, or a group of trades or businesses under common control or is a member of the same “affiliated service group” (in each case within the meaning of Section 414 of the Code), any of which includes the Company; and (iv) “COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and of any similar state Law.

(b) With respect to each Company Employee Plan, the Company has made available to Buyer a complete and accurate copy of, to the extent applicable, (i) such Company Employee Plan document and any summary plan description thereof, (ii) the three most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) each trust agreement, and group annuity contract, if any, relating to such Company Employee Plan, and (iv) the most recently received IRS determination letter.

(c) Each Company Employee Plan is being administered in all material respects in accordance with (i) ERISA, (ii) the Code, (iii) all other applicable Laws and the regulations thereunder and (iv) its terms.

(d) None of the Company Employee Plans has any material unfunded liabilities that are not properly accrued on the Company Balance Sheet in accordance with GAAP.

(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such Company Employee Plans is qualified and no act or omission has occurred with respect to any such Employee Benefit Plan that would reasonably be expected to adversely affect its qualified status.

(f) Neither the Company nor any of its Subsidiaries has (i) within the past six (6) years maintained a plan subject to Section 412 of the Code or Title IV of ERISA or (ii) within the past six (6) years been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Neither the Company nor any Subsidiary has, or may reasonably be expected to have, any actual or contingent liability with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any trade, business or entity other than the Company and the Subsidiaries.

(g) None of the Company Employee Plans that is a broad based “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) promises or provides retiree medical or life insurance benefits to any current or former employee of the Company or the Company’s Subsidiaries, except as required by COBRA.

(h) Except as disclosed in Schedule 4.14(h) or as expressly provided for in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company to severance pay, unemployment compensation or any other payment in excess of the severance pay, unemployment compensation or other payments that the officer or employee would be entitled to absent the consummation of the transactions contemplated by this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer. The consummation of the transactions contemplated by this Agreement (either alone or in connection with another event) will not result in any payment that would constitute an “excess parachute payment” for purposes of Section 280G or 4999 of the Code (any such payments, “280G Payments”).

(i) No payment pursuant to any Company Employee Plan or other arrangement with any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any stock option or other equity award has been documented or operated in a manner that would subject any Company Employee or the Company or any of its Subsidiaries to any material liability pursuant to Section 409A of the Code.

4.15 Labor and Employment Matters.

(a) Neither the Company nor any Subsidiary of the Company is a party to, or bound by, any labor agreement, collective bargaining agreement, or any other labor-related agreement or arrangement with any labor union, labor organization or works council. No employees of the Company or any Subsidiary of the Company are represented by any labor organization with respect to their employment with the Company or any Subsidiary of the Company.

(b) No labor union, labor organization, works council, or group of employees of the Company or any Subsidiary of the Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s Knowledge, except as set forth in Section 4.15(b) of the Seller Disclosure Schedule, there are no, and there have not been any, labor union organizing activities with respect to any employees of the Company and its Subsidiaries since January 1, 2008.

(c) Since January 1, 2008, there has been no actual or, to the Company’s Knowledge, threatened material labor arbitrations, material grievances, material labor disputes, strikes, lockouts, walkouts, slowdowns, work stoppages, or picketing by any employee of the Company or any Subsidiary of the Company, against or affecting the Company or any Subsidiary of the Company.

(d) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices, including all such Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(e) To the Company’s Knowledge, no current key employee or group of key employees intends to terminate his or her employment with the Company or its Subsidiaries.

(f) The Company and its Subsidiaries are not delinquent in any material respect in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(g) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is a joint employer with, single employer with, co-employer with, or alter ego of, any other Person (and no claim to the contrary has been received), and, to the Company’s

Knowledge, any employee of any Person other than the Company or any of its Subsidiaries providing services to the Company or any of its Subsidiaries on the premises of the Company or any of its Subsidiaries is covered by workers’ compensation insurance.

(h) To the Company’s Knowledge, no employee of the Company or any Subsidiary of the Company is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any Subsidiary of the Company, or (ii) to the knowledge or use of Trade Secrets or proprietary information.

(i) The Company and the Subsidiaries of the Company are and have been in compliance in all material respects with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state, provincial or local law relating to plant closings and layoffs (collectively, the “WARN Act”).

(j) Neither the Company nor any Subsidiary of the Company is or has been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246, or (iii) required to maintain an affirmative action plan

(k) Workers of the Company and its Subsidiaries are, in all material respects, properly classified as employees or as independent contractors, and employees of the Company and its Subsidiaries are, in all material respects, properly classified as exempt or non-exempt.

4.16 Compliance With Laws. Except as set forth in Section 4.16 of the Seller Disclosure Schedule, the businesses of each of the Company and its Subsidiaries are being operated and, since January 1, 2008, have been operated, in compliance in all material respects with and are not in material violation of, and since January 1, 2008, none of the Company or its Subsidiaries has received any written notice alleging any violation by the Company or any of its Subsidiaries with respect to any applicable Laws which apply to the conduct of the business, or the ownership or operation of the properties or assets, of the Company and its Subsidiaries.

4.17 Permits. Each of the Company and its Subsidiaries have all permits, licenses, certifications, approvals, registrations, consents, orders, clearances, franchises, variances, exemptions and similar authorizations (“Permits”) from Governmental Entities material to the conduct of its business as now being conducted. Each of the Company and its Subsidiaries is in material compliance with the terms of all such Permits, and all such Permits are valid and in full force and effect. No notice of cancellation of, revocation of, suspension of or default under any Permit has been received since January 1, 2008 by the Company or any of its Subsidiaries.

4.18 Insurance. Section 4.18 of the Seller Disclosure Schedule sets forth each of the insurance policies maintained by the Company or any of its Subsidiaries, or by Seller on behalf of the Company or any of its Subsidiaries (the “Insurance Policies”). The Company and any of its Subsidiaries and Seller have complied in all material respects with the provisions of each Insurance Policy and the premiums due thereon have been paid in full. No insurer under any Insurance Policy has provided notice to the Company or any of its Subsidiaries or Seller that it has cancelled or generally disclaimed liability under any such Insurance Policy or indicated any intent to do so or not to renew any such policy. Section 4.18 of the Seller Disclosure Schedule sets forth all Claims, if any, by the Company and any of its Subsidiaries and Seller pending under any Insurance Policies or bonds as to which coverage has been questioned, denied or disputed by the insurer under such Insurance Policies or bonds or in respect of which such insurers have reserved their rights.

4.19 Product Liability and Recalls.

(a) Except as set forth in Section 4.19(a) of the Seller Disclosure Schedule, since January 1, 2006, no product liability Claims have been received by the Company or any of its Subsidiaries and, to the Company’s Knowledge, no such Claims have been threatened against the Company or any of its Subsidiaries relating to any of the Products or product candidates developed, tested, manufactured, marketed, distributed or sold by the Company or any of its Subsidiaries, and to the Company’s Knowledge, there are no facts or circumstances that would give rise to a Claim for product liability. There is no Order outstanding against the Company or any of its Subsidiaries relating to product liability Claims.

(b) Except as set forth in Section 4.19(b) of the Seller Disclosure Schedule, there has been no recall of Products (a “Recall”) conducted by the Company or any of its Subsidiaries with respect to any Products.

4.20 Regulatory Matters.

(a) No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b) All applications and other documents submitted by the Company or the Company’s Subsidiaries to the FDA, DEA, the European Medicines Agency (the “EMEA”) and all other applicable Regulatory Authorities in connection with a Permit were true and correct as of the date of submission, and any updates, changes, corrections or modification to such applications and other documents required under applicable Laws have been submitted, except as, individually or in the aggregate, have not been, and are not reasonably expected to be, material to the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries are in compliance with, and have at all times since November 30, 1998, been in compliance with, the consent decree reached in the matter of United States of America v. Vintage Pharmaceuticals, Inc., No. 98-cv-01843 (N.D. Ala. 1998) and all requirements and provisions included therein (the “Consent Decree”).

(d) The Company and its Subsidiaries are in compliance with, and have at all times since June 8, 2006, been in compliance with, the guilty plea entered into by Vintage Pharmaceuticals, Inc., No. 3:04CR201-Mu (W.D.N.C 2006) and all requirements and provisions included therein (the “Guilty Plea”).

(e) Neither the Company, nor any of its Subsidiaries, nor to the Company’s Knowledge, any of their respective Affiliates, directors, officers, agents, managers, employees or any other Persons acting on their behalf, including any investment banking, legal or accounting firm retained by any of them (each such Person, with respect to any other Person, a “Representative”) has, in connection with the operation of their respective businesses, (i) used or promised any Company or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable to the Company or any of its Subsidiaries at that time, or any other similar applicable Law, (ii) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

(f) Section 4.20(f) of the Seller Disclosure Schedule sets forth a true and complete list of all authorizations, approvals, applications, clearances, consents, qualifications and other rights (“Regulatory Authorizations”) from the FDA, DEA, EMEA and all other applicable Regulatory Authorities relating to the ability of the Company and its Subsidiaries to research, manufacture, package or market each of their Products, including Abbreviated New Drug Applications and there are no other Regulatory Authorizations required for the Company’s or its Subsidiaries’ Products. All such Regulatory Authorizations are, in all material respects, (i) validly registered and on file with applicable Regulatory Authorities and (ii) in compliance with all formal filing and maintenance requirements and (iii) in good standing, valid and enforceable. The Company and its Subsidiaries have filed all required notices and responses to notices, supplemental applications, reports (including adverse experience reports) and other information with the FDA, DEA, EMEA and all other applicable Regulatory Authorities. The Company and its Subsidiaries possess all Regulatory Authorizations required for the conduct of their businesses as currently conducted.

(g) There are no, and have not been any, inspection observations, warning or untitled letters, notices pursuant to 21 U.S.C. Section 305 or similar documents issued to the Company or its Subsidiaries that assert a lack of compliance with any applicable Laws or regulatory requirements that, to the Company’s Knowledge, have not been fully resolved to the satisfaction of the FDA, DEA, EMEA or any other applicable Regulatory Authorities. There is no pending regulatory action, or inquiry of any sort against any of the Company or its Subsidiaries, their Products. Without limiting the foregoing, (A) except as set forth in Section 4.20(g) of the Seller Disclosure Schedule, there have been no Product warnings, notifications or safety alerts conducted or issued by the Company or its Subsidiaries, the FDA, DEA, the EMEA or any other Regulatory Authorities or otherwise with respect to the Products since January 1, 2008, and none of the foregoing has been requested or demanded by the FDA, DEA, the EMEA or any other Regulatory Authorities; and (B) neither the Company or its Subsidiaries has been convicted of, charged with, or investigated for, any crime or engaged in any conduct which would reasonably be expected to result in criminal liability, civil fraud charges by a Governmental Entity, debarment or disqualification by the FDA, DEA, the EMEA or any other Regulatory Authority, no criminal, injunctive, seizure or civil penalty actions have at any time been commenced or threatened by any Regulatory Authority against the Company or any Subsidiary of the Company, and there are no consent decrees or similar actions to which the Company or any Subsidiary of the Company is bound or which relate to any of their Products.

Neither the Company nor any Subsidiary of the Company is employing or utilizing the services of any individual who has been debarred, excluded, temporarily denied approval or suspended under any Law which relates to any of their Products or which the Company or any Subsidiary of the Company is barred from employing or utilizing. Neither the Company nor any Subsidiary of the Company has made any untrue statement of fact or fraudulent statement to the FDA, DEA, EMEA or any other Regulatory Authority nor have they failed to disclose any fact required to be disclosed to the FDA, DEA, EMEA or any other Regulatory Authority.

(h) The Company and its Subsidiaries have made available to Buyer complete and accurate copies of all serious adverse event reports, periodic adverse event reports and other pharmacovigilance reports and data, and all other material Regulatory Authority communications, documents and other information submitted to or received from the FDA, DEA, EMEA or any other applicable Regulatory Authority, including inspection reports, warning letters and similar documents, relating to the Company or any Subsidiary of the Company, the conduct of their business or any of their Products.

(i) All studies conducted or being conducted with respect to any of the Products of the Company or its Subsidiaries by the Company or any Subsidiary of the Company have been, and are being, conducted in material compliance with the applicable requirements of all regulations and guidances that relate to the conduct of clinical studies issued by the FDA, DEA, EMEA or any other applicable Regulatory Authority. All results of such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Buyer, including communications with clinical trial sites.

(j) The manufacture of Products by the Company and any Subsidiary of the Company, and to the Company’s Knowledge any third party manufacturer, developer or distributor acting on behalf of the Company or any of its Subsidiaries, is being conducted in material compliance with the applicable requirements of current FDA regulations governing good manufacturing practices, including the FDA’s current Good Manufacturing Practice Regulations at 21 C.F.R. Parts 111, 210 and 211. In addition, the Company and each Subsidiary of the Company, and to the Company’s Knowledge any third party manufacturer, developer or distributor acting on behalf of the Company or any of its Subsidiaries, is in material compliance with all applicable registration and listing requirements, including, for example, those set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and all similar applicable Laws to the extent such compliance is related to the activities being performed on behalf of the Company or any of its Subsidiaries. No Product of the Company or any of its Subsidiaries in inventory is adulterated or misbranded or, if already sold, was adulterated or misbranded at the time of sale. All Product labeling is in compliance with FDA, DEA, EMEA and other Regulatory Authority requirements, and all advertising and promotional materials of the Company and each Subsidiary of the Company are in material compliance with the FDA, DEA, EMEA and other applicable Regulatory Authorities.

4.21 Affiliate Transactions. Except as set forth in Section 4.21 of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries is, and none of them have been since January 1, 2008, party to any Contract, commitment, or transaction with any of the officers, directors, consultants, Stockholders or Affiliates of the Company (other than any employment and similar arrangements in the ordinary course of business consistent with past practice).

4.22 Suppliers and Customers. Section 4.22 of the Seller Disclosure Schedule sets forth, (a) the top 20 active pharmaceutical ingredient suppliers of the Company and its Subsidiaries (determined based on aggregate purchases for the twelve month period ended December 31, 2009), (b) each active pharmaceutical ingredient supplier who constitutes a sole source of supply to the Company and its Subsidiaries, and (c) the top 20 customers of the Company and its Subsidiaries (determined based on aggregate sales for the twelve month period ended December 31, 2009). No such supplier or customer has canceled or otherwise terminated, or, to the Company’s Knowledge, threatened to cancel or otherwise terminate, its relationship with the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received notice that any such supplier or customer may cancel or otherwise materially and adversely modify its relationship with the Company or its Subsidiaries, either as a result of the Transactions or otherwise. To the Company’s Knowledge, there has been no FDA Supplier Action since January 1, 2008.

4.23 Inventory.

(a) The inventory of the Company and its Subsidiaries (whether or not reflected on the Company Financial Statements) consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete items and items of below-standard quality and the like for which specific and adequate reserves have been established, which, in all material respects, have been written off or written down to net realizable value on the Estimated Closing Date Balance Sheet.

(b) Since January 1, 2010, neither the Company nor any of its Subsidiaries has (i) made any change in the selling, distribution, advertising, terms of sale or collection practices of the Company from those planned or budgeted that is inconsistent with past practices and would be material to the Company and its Subsidiaries, taken as a whole, (ii) entered into any material business practices, programs or long-term allowances not previously used in the ordinary course of business, or (iii) engaged in the practice of “channel stuffing” or any program, activity or other action (including any rebate, discount, chargeback or refund policy or practice), in the case of this clause (iii), that would reasonably be expected to result, directly or indirectly, in a trade buy-in that is significantly in excess of normal customer purchasing patterns consistent with past practice over the past twelve (12) months from the date hereof.

4.24 [INTENTIONALLY OMITTED].

4.25 Brokers. Except for the Person(s) set forth in Section 4.26 of the Seller Disclosure Schedule, and in the amounts set forth thereon, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

4.26 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. EXCEPT AS SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND IN THE CERTIFICATES DELIVERED BY THE COMPANY PURSUANT TO SECTIONS 8.2(a) AND (b), THE COMPANY DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATION OR WARRANTY IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED

HEREBY. THE COMPANY EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA BUT NOT INCLUDING THIS AGREEMENT, THE SELLER DISCLOSURE SCHEDULE OR ANY CERTIFICATES DELIVERED BY THE COMPANY PURSUANT TO SECTIONS 8.2(a) AND (b)) INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF ITS BUSINESS OR ITS ASSETS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THEIR ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, PROVIDED, THAT THE FOREGOING SHALL NOT BE INTERPRETED TO WAIVE ANY RIGHTS THAT BUYER HAS WITH RESPECT TO RECOVERY FOR BREACHES OF REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth herein or in the disclosure schedule delivered by Buyer to Seller and dated as of the date of this Agreement (the “Buyer Disclosure Schedule”), Buyer represents and warrants to the Company as follows:

5.1 Organization, Standing and Power. Buyer is a corporation duly organized, validly existing and in good standing in the state of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.

5.2 Authority; No Conflict; Required Filings and Consents.

(a) Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the Transaction Agreements and the consummation of the Transactions by Buyer have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement and the Transaction Agreements by Buyer does not, and the consummation by Buyer of the Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Buyer, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, material amendment or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any Lien on Buyer’s assets under, any of the terms, conditions or provisions of any material Contract to which Buyer is a party or by which Buyer’s properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 5.2(c), conflict with or violate any Law applicable to Buyer or any of its properties or assets, except in the case of clauses (ii) and (iii) of this Section 5.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.

(c) No Permit from, or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Parent common stock are listed for trading is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Transactions, except for (i) the pre-merger notification requirements under the HSR Act, (ii) as set forth in Section 5.2(c) of the Buyer Disclosure Schedule, and (iii) such other consents, approvals, Permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not have or reasonably be expected to have a Buyer Material Adverse Effect.

5.3 Litigation. There is no Claim, whether at law or in equity, before or by any Governmental Entity or any arbitrator, pending against Buyer of which Buyer has received notice and, to Buyer’s Knowledge, no such Claim has been threatened against Buyer which, if adversely determined, would have or reasonably be expected to have a Buyer Material Adverse Effect. Buyer is not subject to any Order which would adversely affect Buyer’s ability to perform its obligations under this Agreement or to consummate the Transactions.

5.4 Sufficiency of Funds.

(a) Buyer has delivered to Seller and the Company true, accurate and complete copies of executed commitment letters from the Lenders, dated as of September 28, 2010 (as the same may be amended and/or replaced after the date of this Agreement in accordance with Section 7.10), collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the Lenders have severally agreed to lend the amounts set forth therein to Buyer for the purpose of funding the Transactions (the provision of such funds as set forth therein, the “Financing”). The Debt Commitment Letters are (i) legal, valid and binding obligations of Buyer and, to Buyer’s Knowledge, each of the other parties thereto and (ii) enforceable in accordance with their respective terms against Buyer, subject to the Bankruptcy and Equity Exception. Prior to the date hereof, none of the Debt Commitment Letters have been amended or modified, and as of the date hereof the respective obligations and commitments contained in the Debt Commitment Letters have not been withdrawn or rescinded in any respect and, to Buyer’s Knowledge, as of the date hereof, assuming the accuracy of the Seller’s representations and warranties in ARTICLE III, and Company’s representations and warranties in ARTICLE IV, and assuming compliance by Seller and the Company with the covenants and agreements set forth in Section 6.1, no event has occurred that would result in any breach or violation of, or constitute a default under, any Debt Commitment Letter. Subject to Buyer’s right to amend or replace the Debt Commitment Letters pursuant to Section 7.10, there are no other agreements to which Buyer, or any of its Affiliates are a party relating to the Financing.

(b) Subject to the terms and conditions of the Debt Commitment Letters, assuming the accuracy of the Seller’s representations and warranties in ARTICLE III, and Company’s representations and warranties in ARTICLE IV, and assuming compliance by Seller and the Company with the covenants and agreements set forth in Section 6.1, the net proceeds contemplated by the Financing, together with other existing financial commitments and resources and cash on hand of Buyer at the Closing, taken together, are and will be sufficient to enable it to fulfill its obligations hereunder, and to pay all amounts to be paid by it hereunder on and after the Closing Date and any related fees and expenses.

5.5 Brokers. Except as set forth in Section 5.5 of the Buyer Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Buyer or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

5.6 Investment Intent. The Buyer acknowledges that neither the offer nor the sale of the Company Stock has been registered under the Securities Act of 1933, as amended, or under any state or foreign securities laws. The Buyer is acquiring the Company Stock for its own account for investment, without a view to, or for a resale in connection with, the distribution thereof in violation of the Securities Act or any applicable state securities laws and with no present intention of distributing or reselling any part thereof.

5.7 Tax Shelter. Buyer’s participation in the Transactions is not part of an “intermediary transaction tax shelter” as described in Notice 2001-16, 2001-1 C.B. 730, and Notice 2008-111, 2008-51 I.R.B. 1299.

5.8 Acknowledgment and Representations by Buyer. Buyer acknowledges that (i) other than as set forth in ARTICLE III and IV of this Agreement and in the certificates delivered in connection with this Agreement, none of the Company, its Subsidiaries, Seller or any of their respective Representatives makes or has made any representation or warranty, either express or implied, and (ii) none of the Company, its Subsidiaries, Seller or any of their respective Representatives makes or has made any representation or warranty with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company and its Subsidiaries heretofore or hereafter delivered to or made available to Buyer or its Affiliates or Representatives.

ARTICLE VI

CONDUCT OF BUSINESS

6.1 Covenants of the Company. Except as expressly required herein, set forth in Section 6.1 of the Seller Disclosure Schedule, as required by applicable Law, or as consented to in writing by Buyer, during the period commencing on the date of this Agreement and ending on the Closing Date or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, conduct its respective business in the ordinary course consistent with past practice, and use reasonable best efforts to maintain and preserve its respective business organization, assets and properties (ordinary wear and tear excepted with respect to such assets and properties), and preserve its respective business relationships with those customers, suppliers and others with whom it has material business dealings with it. Without limiting the generality of the foregoing, except as expressly required herein, as required by applicable Law, or as set forth in Section 6.1 of the Seller Disclosure Schedule, or as consented to in writing by Buyer, during the Pre-Closing Period, the Company shall not, and shall cause each of its Subsidiaries not to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or any of its other securities or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities; provided, however, that the Company shall be permitted to (x) distribute all Cash to Seller immediately prior to the Closing and (y) repurchase the capital stock or any other securities of the Seller from any departing employee of the Company or any of its Subsidiaries with an aggregate value in excess of $2,000,000 (provided that Seller shall provide notice to Buyer of such repurchase in a timely manner thereafter);

(b) authorize, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible into or exercisable or exchangeable for securities;

(c) propose or adopt any change in its Certificate or By-laws or any comparable organizational documents of any of its Subsidiaries;

(d) make or commit to make any acquisitions of any corporation, partnership, joint venture, other business organization or any business, division, assets (except for ordinary course purchases of inventory or similar goods) or properties thereof (whether by merger, consolidation or acquisition of stock or assets or otherwise);

(e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Acquisition);

(f) enter into, terminate, amend, modify, renew, extend, waive or release any material rights or claims under any Contract related to Intellectual Property, sell, assign, transfer or exclusively license to any Person, otherwise dispose of or permit to lapse or become cancelled or abandoned, any rights to any material Intellectual Property, or, except in the ordinary course of business pursuant to confidentiality obligations that protect such information, disclose or agree to disclose to any Person, other than Representatives of Buyer, any material Trade Secret;

(g) sell, assign, lease, sublease, sell and leaseback, license, transfer, pledge, mortgage, create any Liens thereupon or otherwise dispose of or encumber any Owned Real Property, Leased Real Property or other material properties or material assets (whether tangible or intangible) of the Company other than the sale of inventory in the ordinary course of business;

(h) (i) enter into any Contract outside the ordinary course of business that would be material to the Company or (ii)(A) enter into any Contract that would be a Company Material Contract or Company Lease, or terminate, amend, supplement or otherwise modify or waive any of the material terms of any Company Material Contract or Company Lease (provided, however, that the Company or its Subsidiaries may (x) extend or renew, on terms no less favorable in the aggregate to the Company or the applicable Subsidiary (including with respect to any consent of any third party that would be required to be delivered in connection with the consummation of the Transactions), any Company Material Contract that has expired in accordance with its terms prior to the date of this Agreement or is scheduled to expire in accordance with its terms within six (6) months after the date of this Agreement, (y) make any amendments to pricing and rebates provisions in contracts with its customers in the ordinary course of business consistent with past practices and (z) enter into agreements that are Company Material Contracts solely due to the fact that they contain a confidentiality obligation of the Company to a third Person so long as such agreements do not restrict Buyer from being provided with such agreement); (B) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions (provided that Buyer’s consent with respect to actions prohibited by this clause (B) shall not be unreasonably withheld, conditioned or delayed); or (C) release any Person from, or modify or waive any provision of, any confidentiality or similar agreement;

(i) (i) incur any Indebtedness (other than (x) under any drawing on the revolving facility under and in accordance with the First Lien Credit Agreement (provided that Seller shall provide notice to Buyer of such drawing in a timely manner thereafter) (y) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business consistent with past practice) or (ii) make any loans, advances or capital contributions to, or investment in, any other Person (other than the Company or any of its wholly owned Subsidiaries);

(j) make any capital expenditures with respect to property, plant or equipment, except as set forth in the capital expenditure budget delivered by Seller to Buyer prior to the date of this Agreement or set forth on Section 6.1(j) of the Seller Disclosure Schedule;

(k) (i) make any changes in its cash management policies or accelerate collection of any notes or accounts receivable due from third parties in advance of their regular due date in the ordinary course of business or (ii) delay payment of any note or account payable or other Indebtedness beyond its due date or the date when such payment would have been paid in the ordinary course of business;

(l) except as required by applicable Law or GAAP, make any change in the methods, principles and practices of accounting used in preparing the Company Balance Sheet;

(m) except as required to comply with applicable Law, by this Agreement, or as required by any Contract or Company Employee Plan existing on the date of this Agreement, (i) adopt, enter into, terminate or amend any Company Benefit Plan (or any plan, program or agreement that would be a Company Benefit Plan if in effect on the date hereof), or any collective bargaining agreement except to the extent such actions would not result in a significant increase in costs to the Company or and of its Subsidiaries, (ii) hire, or terminate the employment of, any employee whose total annual compensation exceeds one hundred fifty thousand dollars ($150,000) (provided that Buyer’s consent with respect to actions prohibited by this clause (ii) shall not be unreasonably withheld, conditioned or delayed; it being understood that a request by Buyer to meet in person any such potential hire shall not, by itself, be unreasonable), (iii) except in the ordinary course of business, consistent with past practice, increase the base compensation or benefits of any current or former director, officer, or employee (provided, that, for the avoidance of doubt, in no such case shall such increase be in an amount in excess of 5% of such person’s base compensation or benefits as of the date hereof) or pay any current or former director, officer or employee any bonus other than annual bonuses paid in the ordinary course of business consistent with the Company’s annual bonus plan as in effect as of the date hereof, (iv) accelerate the payment, right to payment or vesting of any compensation or benefits, (v) grant any equity or equity-based awards to any Company Employee or (vi) take any action other than in the ordinary course of business consistent with past practice to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan;

(n) make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, file any material amendment to a Tax Return, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(o) pay, settle, dismiss or compromise any Claim seeking monetary damages in excess of one hundred thousand dollars ($100,000), individually, or three hundred thousand dollars ($300,000), in the aggregate, or any injunctive relief relating to the operations of the Company or any of its Subsidiaries;

(p) materially reduce the amount of insurance coverage provided by existing insurance policies that cover the Company and/or its Subsidiaries or agree or permit any such material existing insurance policy to lapse;

(q) alter the policies or procedures of the Company or any of its Subsidiaries existing as of the date of this Agreement with respect to customer discounts, chargebacks, refunds or rebates;

(r) take any action, or fail to take any action, that could reasonably be expected to result in a material default under any Company Material Contract or any Company Lease; or

(s) authorize any of, or commit or agree to take any of, the foregoing actions.

6.2 Confidentiality. The parties acknowledge that Buyer and Generics International (US), Inc. have previously executed confidentiality agreements, dated as of June 21, 2010 and July 29, 2010 (the “Confidentiality Agreements”), which Confidentiality Agreements shall continue in full force and effect in accordance with their terms, except as expressly modified herein. In addition, Seller and the Company hereby agree to be bound to such Confidentiality Agreements, with and to the same extent as Generics International (US), Inc., as though originally party thereto.

6.3 FIRPTA Certificate. Prior to the Closing, the Company shall deliver to Buyer a statement meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date and in form and substance reasonably acceptable to Buyer, along with written authorization for Buyer to deliver a notice to the Internal Revenue Service in accordance with Treasury Regulations Section 1.897-2(h)(2) on behalf of the Company.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 No Solicitation. During the Pre-Closing Period, Seller and the Company shall not, the Company shall cause its Subsidiaries not to, and Seller and the Company shall use their respective reasonable best efforts to cause their Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or facilitate any Acquisition Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information for the purpose of knowingly encouraging or facilitating, any Acquisition Proposal, or (c) enter into any Contract relating to an Acquisition Proposal. Seller and the Company shall, and shall cause their Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and shall demand the prompt return or destruction of all confidential information previously furnished in connection therewith. Seller and the Company shall promptly (and within twenty-four (24) hours of receipt) inform Buyer of the identity of any person making an Acquisition Proposal during the Pre-Closing Period as well as the nature and material terms of any such Acquisition Proposal. Seller and the Company shall promptly provide to Buyer copies of any Acquisition Proposals. For purposes of this Agreement, “Acquisition Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, stock purchase, recapitalization, share exchange or other business combination involving the Company, (ii) any proposal for the issuance by the Company of its equity securities or (iii) any proposal or offer of which the Company is aware to acquire in any manner, directly or indirectly, equity securities or material portion of the assets of the Company (other than inventory in the ordinary course of business), in each case other than the Acquisition.

7.2 Access to Information. During the Pre-Closing Period, Seller and the Company shall afford to Buyer and Buyer’s Representatives, reasonable access, upon reasonable advance notice, during normal business hours, to all of the Company’s and its Subsidiaries’ properties, offices, facilities, books, Contracts, personnel and records (including Tax records, Tax Returns and accounting records) as Buyer shall reasonably request, except that Buyer shall not conduct any intrusive environmental investigations of the type customarily referred to as Phase II environmental investigations, and, during such period, the Company shall furnish promptly to Buyer any financial, operating and other data and information concerning its business, properties, assets and personnel as Buyer may reasonably request. In addition, upon reasonable advance notice by the Buyer, the Company and Seller shall provide Buyer and its Representatives with reasonable access to the Company’s key customers and suppliers, so long as Seller or a Representative designated in writing by Seller is permitted to be present. Any access provided to Buyer or information provided by Seller or the Company shall not constitute any expansion of or additional representations or warranties of the Company or Seller beyond those specifically set forth in this Agreement. Buyer will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. Notwithstanding the foregoing, Seller and the Company shall not have any obligation to provide Buyer with any such access or information which, after being advised as such by outside legal counsel, the Company concludes in good faith cannot be disclosed without violating applicable Law or other obligation of confidentiality; provided, that Seller shall (x) notify Buyer that such information cannot be disclosed without violating applicable Law or Seller’s or the Company’s or any of its Subsidiaries’ obligations of confidentiality, (y) communicate to Buyer in reasonable detail (A) the facts giving rise to such notification and (B) the subject matter of such information (to the extent it is able to do so in accordance with the foregoing proviso) and (z) use reasonable best efforts to identify and pursue a legally permissible method of providing such disclosure, including in the case where such disclosures are reasonably likely to violate Seller’s or the Company’s or any of its Subsidiaries’ obligations of confidentiality, using reasonable best efforts to seek a waiver of any such obligations of confidentiality.

7.3 Efforts to Complete Transactions.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Buyer, on the one hand, and Seller and the Company, on the other hand, shall each use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary to consummate and make effective, as promptly as practicable, but in no event later than the Final Date, the Transactions in accordance with the terms of this Agreement, including using their respective reasonable best efforts to (i) obtain all necessary approvals under any applicable Laws required in connection with this Agreement and the Transactions, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals and authorizations from Governmental Entities and Antitrust Authorities and make all necessary registrations and filings (including filings with Governmental Entities and Antitrust Authorities), (iii) obtain all necessary waivers, consents, approvals and authorizations from non-governmental third parties (provided that no party shall be required to make any payment in exchange therefor), and (iv) execute and deliver any additional instruments necessary to consummate the Transactions in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement; provided, however, that, notwithstanding anything to the contrary in this Agreement, Buyer shall not be required to (x)

sell, divest, hold separate, license or agree to any other structural or conduct remedy (A) with respect to any Subsidiary, operation, division, business, product line, customer, asset or relationship of Buyer or any of its Affiliates or Subsidiaries (other than the Company and/or its Subsidiaries following the Transactions) or (B) with respect to, any operations, divisions, businesses, product lines, customers, assets or relationships of the Company and/or its Subsidiaries other than, in the case of this clause (B), the Specified Company Products and any marketed products that would represent an amount of revenues of the Company and its Subsidiaries for the twelve month period ended June 30, 2010, in the aggregate for all such products, of one million five hundred thousand dollars ($1,500,000) or less, or (y) commence, defend, litigate or pursue, or threaten to commence, defend, litigate or pursue, any Claim by, against or before any Governmental Entity, including in connection with obtaining any clearance of any Antitrust Authority or any termination of any applicable waiting period under Antitrust Laws or otherwise. For purposes of this Section 7.3(a), “Specified Company Products” means any products or assets of the Company or any of its Subsidiaries (including the ANDAs therefor) that as of the date hereof are not approved by the FDA under Subpart C of Part 314 of Title 21 of the Code of Federal Regulations (as evidenced by receipt by the Company or a Subsidiary thereof of a written approval letter from the FDA approving the immediate marketing and sale of such product) and (2) not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Each of Buyer, Seller and the Company undertakes and agrees to file as soon as practicable, but in no event later than fifteen (15) Business Days after the date of this Agreement, a Notification and Report Form under the HSR Act with the applicable Antitrust Authorities and to make such filings and apply for such approvals and consents as are required under any other applicable Laws as soon as practicable. Each of Seller, the Company and Buyer shall furnish to each other’s counsel such necessary information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that may be necessary under the HSR Act.

(c) Each of Buyer, Seller and the Company shall respond as promptly as practicable to all inquiries and requests received from the Antitrust Authorities in connection with Antitrust Laws or other applicable Laws. Subject to the limitations set forth in Section 7.3(a), Buyer, Seller and the Company shall negotiate in good faith with all Antitrust Authorities in connection with any matter referred to in Section 7.3(a) in order to consummate, as promptly as practicable, the Transactions. Seller shall, and shall cause the Company and its Subsidiaries to, agree, if, but solely if requested by Buyer, to take any of the actions set forth in Sections 7.3(a) with respect to the business, assets and operations of the Company and its Subsidiaries; provided that neither the Company nor any of its Subsidiaries, shall be obligated to agree to any such action which is not conditioned upon the Closing.

(d) In addition, each of Buyer, Seller and the Company shall, subject to applicable Law use reasonable best efforts to, (i) promptly notify the other party of any written communication to that party from any Antitrust Authority or any other Governmental Entity, including health or other regulatory authorities, in each case relating specifically to the Company or any of its Subsidiaries or the Transactions, and, permit the other parties to review in advance any proposed communication to any of the foregoing, (ii) consult with the other parties prior to participating in any meeting, telephone call or discussion with any Antitrust Authority or

Governmental Entity in respect of any filings, investigation or inquiry solely concerning this Agreement or the Transactions and, to the extent reasonably practicable, provide the other parties the opportunity to attend and participate in any such meeting, telephone call or discussion, and (iii) furnish the other parties with copies of all material correspondence, filings, and written communications between them and their respective Representatives on the one hand, and any Antitrust Authority and Governmental Entity, including health or other regulatory authorities, or members of their respective staffs on the other hand, with respect to this Agreement and the Transactions; provided, however, that a party may designate such correspondence, filings and written communications as being provided on an outside counsel basis only.

7.4 Public Disclosure. Buyer, Seller and the Company agree that all matters solely related to the Transactions in the initial press release with respect to the Transactions shall be reasonably agreed upon by Buyer and Seller. Buyer, Seller and the Company further agree to communicate with each other and reasonably cooperate with each other prior to any other disclosure to any third party (other than Representatives) of these Transactions. Buyer, Seller and the Company agree that no disclosure shall be made to any third party (other than Representatives), and no public release or announcement shall be issued, in each case concerning the terms of the Transactions, without the prior written consent of the other parties, except as such release or announcement (including in any current report on Form 8-K, quarterly report on Form 10-Q or annual report on Form 10-K required to be filed with the Securities and Exchange Commission or any report or other document required by any United States securities exchange) may be required by Law or the rules or regulations of any United States or foreign securities exchange or other Governmental Entity, in which case (unless otherwise required by Law) the party required to make the release or announcement shall allow the other parties reasonable time to review such release or announcement in advance of such issuance.

7.5 Indemnification of Directors and Officers.

(a) If the Closing occurs, Buyer and the Company agree that all rights to exculpation, indemnification and all limitations on liability existing in favor of any officer, director or manager of the Company and its Subsidiaries, in each case that is an individual (collectively, the “Company Indemnitees”), as provided in the Certificate, by-laws or other organizational documents of the Company effective as of immediately prior to the Closing shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Company for at least six years after the Closing. The obligations of the Company under this Section 7.5(a) shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 7.5(a) applies without the consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 7.5(a) applies shall be third party beneficiaries of this Section 7.5(a)). If the Closing occurs, the Company shall pay all expenses to any Company Indemnitee incurred in successfully enforcing the indemnity or other obligations provided for in this Section 7.5(a).

(b) Buyer will cause the Company to provide, for a period of not less than six (6) years from the Closing Date, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not be required to pay an annual premium for the D&O Insurance in excess of 200% (two hundred percent) of the last annual premium paid by the Company prior to the date of this Agreement; provided, further that (i) Buyer may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance, or (ii) if Buyer does not make the substitution provided for in clause (i) above, then the Company may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance for a premium not to exceed 200% (two hundred percent) of the last annual premium paid by the Company prior to the date of this Agreement. If the Company or Buyer, or any of their successors or assigns, shall (a) be liquidated and dissolved, (b) consolidated with or merged into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (c) sell or otherwise transfer all or a majority of its assets to any other Person, proper provisions shall be made so that the continuing or surviving entity or Buyer, as applicable, and its successors and assigns shall assume the obligations set forth in this Section 7.5. The provisions of this Section 7.5 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each indemnified party described in this Section 7.5 and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or by Law.

7.6 Notification of Certain Matters. During the Pre-Closing Period, Buyer shall give prompt notice to Seller and the Company, and Seller and the Company shall give prompt notice to Buyer, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused or is reasonably likely to cause, any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Closing Date, (b) any material failure of Buyer, Seller or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (c) the receipt by such party of any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (d) the receipt by such party of any written inquiry or investigation from any Governmental Entity that would reasonably be expected to have an adverse impact on the Company’s ability to consummate the Transactions, or (e) to Buyer’s Knowledge or Seller’s Knowledge, as applicable, a Claim that arises against or affecting such party (i) that, if it were pending on the date of the Agreement, would have been required to be disclosed pursuant to this Agreement, or (ii) that would reasonably be expected to have an adverse impact on the Company’s ability to consummate the Transactions. Notwithstanding the above, the delivery of, or failure to deliver, any notice pursuant to this Section 7.6 will not expand, limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Transactions.

7.7 Employee Matters. For a period of one (1) year following the Closing, Buyer shall cause the Company to either (i) provide the employees of the Company and the Company Subsidiaries who are employed immediately prior to the Closing (the “Covered Employees”) who remain employed during such period by Buyer, the Company or any of their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided by the Company and the Company’s Subsidiaries as of the date hereof or (ii) provide or cause the Company (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Buyer, the Company or any of their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to those provided to similarly situated employees of Buyer and its Subsidiaries. In addition, for a period of one (1) year following the Closing, Buyer shall or shall cause the Company to provide Covered Employees whose employment is terminated by Buyer or the Company with severance benefits in accordance with such employee’s individual employment agreement or, in the absence of any such agreement, in accordance with either (i) the severance policy of the Company in effect immediately prior to Closing, or (ii) the severance practices of Buyer in effect from time to time. Buyer shall have no obligation and the Company shall take no action that would have the effect of requiring Buyer or the Company to continue any specific plans (except with respect to existing employment agreements) or to continue the employment of any specific Person.

7.8 280G Matters. Following the date of this Agreement, the Company shall provide Buyer with a copy of Section 280G calculations for its disqualified individuals (within the meaning of Section 280G of the Code). If any Person would be subject to any excise tax imposed under Section 4999 of the Code, then the Company shall provide such Person(s) with the opportunity to subject any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code to a stockholder vote in a manner intended to comply with the stockholder vote requirements under Section 280G of the Code and the applicable regulations and, if such Person agrees to subject such payments to such a stockholder vote, the Company shall submit such payment to a stockholder vote in a manner that satisfies Section 280G of the Code and the applicable regulations. Prior to providing the Company’s stockholders with any materials necessary to comply with such stockholder vote, the Company shall provide a copy of such materials to Buyer in sufficient time to allow Buyer to comment thereon and shall consider any such comments in good faith; provided that the Buyer shall have a right to consent (such consent not to be unreasonably withheld) to any description of compensation arrangements that continue after the Closing Date.

7.9 FDA Supplier Action. During the Pre-Closing Period, the Company shall give prompt notice to Buyer, if the Company becomes aware, that any Company Partner has received a material observation in a Notice of Inspectoral Observation on a Form FDA-483 that could result in a regulatory action reasonably expected to have a material impact on such Company Partner’s ability to supply the Company in accordance with past practices (an “FDA Supplier Action”).

7.10 Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Debt Commitment Letters (provided that Buyer may replace or amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof), including using its reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letters, (ii) satisfy on a timely basis all conditions applicable to Buyer in the Debt Commitment Letters that are within its control, (iii) enter into definitive agreements with respect to the Financing on the terms and conditions contemplated by the Debt Commitment Letters or on terms not materially less favorable, taken as a whole, to Buyer and (iv) consummate the Financing at or prior to the Closing. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters for any reason, Buyer shall provide written notice thereof to Seller as soon as reasonably practicable and shall use its reasonable best efforts to obtain alternative financing from alternative sources, as promptly as practicable following the occurrence of such event, but in no event later than the Final Date; provided that such obligation shall be limited to obtaining alternative financing on comparable or more favorable terms, in the aggregate, to Buyer than as contemplated by the Debt Commitment Letters (as determined in the reasonable good-faith judgment of Buyer). Buyer shall use its reasonable best efforts to cause the lenders and any other Persons providing Financing to fund on the Closing Date the Financing required to consummate the Transactions if all conditions to Closing contained in Section 8.1 and Section 8.2 are satisfied or waived (by the applicable party that is the beneficiary of such condition), other than those conditions that by their nature are to be satisfied at the Closing (but subject to the fulfillment or waiver of such condition by the applicable party that is the beneficiary of such condition); provided, however, that in no event shall Buyer have any obligation to take any action against any lender or other Person which would give rise to a breach of the Debt Commitment Letters.

(b) During the Pre-Closing Period, the Company agrees to provide to Buyer, and shall cause its Subsidiaries and their respective Representatives to provide to Buyer, such cooperation that is reasonably requested by Buyer and that is customary in connection with financings comparable to the Financing, including:

(i) furnishing its officers and employees during normal working hours and upon reasonable notice, to meet with the Lenders and their Representatives in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Financing;

(ii) reasonably assisting in the preparation of any customary offering documents, bank information memoranda, prospectuses, private placement memoranda, materials for rating agency presentations and similar documents required in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing and the delivery of one or more customary representation letters) and all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001;

(iii) using reasonable best efforts to cause its independent accountants, consistent with their customary practice, to provide reasonable assistance and cooperation to Buyer, including accounting due diligence sessions, and providing consent to Buyer to use their audit reports relating to the Company, in each case on customary terms and consistent with their customary practice in connection with the Financing;

(iv) facilitating the execution and delivery (effective as of the Closing) of definitive financing documents required in connection with the Financing on the terms contemplated by the Debt Commitment Letters if and to the extent necessary to be executed and delivered prior to Closing, including pledge and security documents, subsidiary guarantees or other certificates, legal opinions of the Company’s counsel regarding customary corporate matters or documents as may be reasonably requested by Buyer and reasonably required in connection with the Financing (including certificates of the chief financial officer of the Company or any of its Subsidiaries with respect to solvency matters);

(v) reasonably facilitating the pledging of collateral including executing and delivering any customary pledge and security documents, mortgages, deeds of trust, control agreements and other similar certificates; provided that no obligation of the Company or any of its Subsidiaries under any such agreement, document or pledge shall be effective until the Closing;

(vi) furnishing to Buyer and its financing sources the Company Financial Statements, with such modifications as are necessary to render such Company Financial Statements in compliance with Regulation S-X under the Securities Act, and using reasonable best efforts to furnish to Buyer and its financing sources all other financial information regarding the Company and its Subsidiaries reasonably requested by Buyer and required in connection with the Financing; and

(vii) causing the taking of corporate actions by the Company, subject to the occurrence of the Closing, reasonably requested by Buyer and consistent with customary practice to permit the consummation of the Financing (provided, that neither the board of directors of the Company nor the board of directors of any Subsidiary shall be required to approve any aspect of the Financing).

(c) The Company and its counsel shall be given reasonable opportunity to review and comment upon any private placement memoranda or similar documents, or any materials for rating agencies, that include information about the Company or any of its Subsidiaries prepared in connection with the Financing, and Buyer shall include in such memoranda, documents or other materials, comments reasonably proposed by the Company. The Company shall not be required to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with any of the actions taken pursuant to Section 7.10(b) prior to the Closing. Buyer shall indemnify and hold harmless the Company and its Representatives from and against all Losses and Claims actually suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (unless such Loss or Claim is the result of a breach (i) by the Seller of any of the representations and warranties contained in ARTICLE III , (ii) by the Company of any of the representations and warranties contained in

ARTICLE IV, or (ii) by the Company or Seller of any covenant or agreement contained in this Agreement). If this Agreement is terminated for any reason, Buyer shall use reasonable best efforts to cause the voiding, termination and/or destruction of all documents executed by the Company or any of its Subsidiaries in connection with their cooperation in the Financing. For the avoidance of doubt, the Company’s obligation to reasonably cooperate with Buyer in connection with the arrangement of the Financing shall apply to the Financing solely with respect to the Transactions.

(d) All non-public information or otherwise Confidential Information (as defined in the Confidentiality Agreements) regarding the Company obtained by the Buyer or its Representatives pursuant to Section 7.10(b) shall be kept confidential in accordance with the Confidentiality Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, Buyer shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letters or any definitive agreements with respect to the Financing, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letters or such definitive agreements that amends the Financing and/or substitution of all or any portion of the Financing shall not expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Debt Commitment Letters. In such event, the term “Debt Commitment Letters,” as used herein shall be deemed to include the new commitment letters entered into in accordance with this Section 7.10(e), and the term “Financing,” as used herein shall be deemed to include any substitute debt or equity financing obtained in accordance with this Section 7.10(e); provided, however, that in the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters delivered on the date hereof, the second sentence of Section 7.10(a), and not this Section 7.10(e) shall govern with respect to the terms of any replacement financing to be obtained after any portion of the Financing becomes unavailable as described therein.

7.11 Resignations. On the Closing Date, the Company shall cause to be delivered to Buyer duly signed resignations (including releases), effective as of the Closing, of the directors and officers of the Company set forth on Section 7.11 of the Seller Disclosure Schedule.

7.12 [INTENTIONALLY OMITTED].

7.13 Additional Financial Statements.

(a) For each fiscal quarter ending on or after September 30, 2010 and on or before the date that is forty (40) days prior to the Closing Date, Seller shall cause to be delivered within forty (40) days after the last day of such fiscal quarter to Buyer an unaudited comparative consolidated balance sheet at the last day of such fiscal quarter, unaudited comparative consolidated statements of income and unaudited consolidated statements of cash flows, for such quarter and the year-to-date period then ended, in each case, prepared in accordance with GAAP, except that such unaudited financial statements shall not contain footnotes and shall be subject to normal and recurring year end adjustments that are not expected to be material in amount, and in each case shall be prepared accordance with Regulation S-X under the Securities Act (including for the comparable quarter and the comparable year-to-date periods for the prior year) (collectively, the “Interim Financial Statements”).

(b) If the Closing shall not have occurred prior to January 31, 2011, Seller shall cause to be delivered on or prior to January 31, 2011 to Buyer an unaudited consolidated balance sheet for the fiscal year ended December 31, 2010 and the related unaudited consolidated statements of operations and cash flows for the period then ended. If the Closing shall not have occurred prior to April 1, 2011, Seller shall caused to be delivered on April 1, 2011 the audited consolidated balance sheet as at December 31, 2010, and the related audited consolidated statements of operations and cash flows for the year then ended. All such financial statements shall be prepared in accordance with GAAP, consistently applied throughout the periods involved, except (x) as may be indicated in the footnotes to such financial statements and (y) that the unaudited financial statements shall not contain footnotes and shall be subject to normal and recurring year end adjustments that are not expected to be material in amount, and in each case shall be prepared in accordance with Regulation S-X under the Securities Act.

7.14 Termination of Certain Agreements. All agreements between Seller or any Affiliate of Seller (other than the Company and its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand, shall be terminated as of the Closing Date, and all obligations and liabilities thereunder shall be satisfied prior to the Closing with the Company and its Subsidiaries not being subject to any post-Closing liability or obligation of any nature with respect thereto.

7.15 Updates. On or before the Closing Date, Seller may supplement or otherwise update the Seller Disclosure Schedules with respect to any event, circumstance or change that first arises after the execution and delivery of this Agreement that would make any representation or warranty in Article III or Article IV inaccurate if such representation or warranty were given at the Closing (all of such updates, together with the Seller Disclosure Schedules that were made a part of this Agreement upon its execution, is the “Updated Seller Disclosure Schedule”). Each such update or supplement shall be given effect with respect to the satisfaction of the conditions in Section 8.2(a) (and for purposes thereof the Seller Disclosure Schedules will be deemed to also contain each item in the Updated Seller Disclosure Schedule) but shall have no effect for purposes of Articles X or XI or the rights to indemnification set forth therein.

7.16 Documents and Information. After the Closing Date, Buyer and the Company shall, and shall cause the Company and its Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company and its Subsidiaries in existence on the Closing Date and make the same available for inspection and copying by the Seller or its Representatives (at the Seller’s expense) during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by Buyer, the Company or any of its Subsidiaries, without first advising Seller in writing and giving Seller a reasonable opportunity to obtain possession thereof at Seller’s expense.

7.17 Third Party Consents. During the Pre-Closing Period, the Company shall use commercially reasonable efforts to obtain the applicable consents and/or waivers from the third parties to the Contracts listed on Section 4.4(b) of the Seller Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO THE ACQUISITION

8.1 Conditions to Each Party’s Obligation To Effect the Acquisition. The respective obligations of each party to this Agreement to effect the Acquisition shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) HSR Act. The waiting period applicable to the consummation of the Acquisition under the HSR Act shall have expired or been terminated.

(b) Governmental Approvals. Each necessary consent, approval, Order or authorization of, or registration or filing with, any Governmental Entity or expiry of any related waiting period required by or with respect to the parties in connection with the execution and delivery of this Agreement by the parties or the consummation of the Transactions shall have been obtained or made, except for such consents, approvals, Orders, authorizations, registrations, filings and expirations the failure of which to be obtained or made would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (preliminary or permanent) or Law which is in effect and which has the effect of making the Acquisition illegal or otherwise prohibiting consummation of the Transactions.

(d) No Litigation. There shall not be pending any Claim by any Governmental Entity or other third party (i) challenging the acquisition by Buyer of the Company Stock, seeking to restrain or prohibit the consummation of the Acquisition, seeking to place limitations on the ownership of the Company Stock, (ii) seeking to prohibit or limit the ownership or operation by the Company or by Buyer or any of their respective Subsidiaries of any portion of any business or of any assets of the Company or Buyer or any of their respective Subsidiaries, or (iii) seeking to obtain from the Company or Buyer any damages with respect to the Transactions, which in the case of clauses (i), (ii) and (iii) above would have a Company Material Adverse Effect.

8.2 Additional Conditions to Obligations of Buyer. The obligations of Buyer to effect the Acquisition shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, either of which may be waived, in writing, exclusively by Buyer:

(a) Representations and Warranties. (i) The representations and warranties of the Seller set forth in Sections 3.1, 3.2(a), 3.3, 3.5 and 3.6 and the Fundamental Representations (other than those set forth in Sections 4.2(e) and 4.21) shall be true and correct in all respects and (ii) all other representations and warranties of the Company and/or Seller set forth in this

Agreement shall be true and correct (without giving effect to any limitations as to “material”, “materiality”, “material respects” or “Company Material Adverse Effect” contained therein) except, for purposes of this clause (ii), where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect, in the case of each of clauses (i) and (ii), as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date); and Buyer shall have received a certificate signed by an authorized officer of each of the Company and Seller to such effect.

(b) Performance of Obligations of the Company. The Seller and the Company shall have performed, in all material respects, all obligations required to be performed by the Seller and the Company under this Agreement on or prior to the Closing Date; and Buyer shall have received a certificate signed by an authorized officer of each of the Company and Seller to such effect.

(c) Closing Deliverables. Seller shall have made all of the deliveries required under Section 2.5(b).

8.3 Additional Conditions to Obligations of the Seller. The obligation of Seller to effect the Acquisition shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, either of which may be waived, in writing, exclusively by the Seller:

(a) Representations and Warranties. (i) The representations and warranties of Buyer set forth in Section 5.2(a) shall be true and correct in all respects, and (ii) all other representations and warranties of Buyer set forth in this Agreement shall be true and correct (without giving effect to any limitations as to “material”, “materiality”, “material respects” or “Buyer Material Adverse Effect” contained therein) except, in the case of this clause (ii), where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Buyer Material Adverse Effect, in the case of each of clauses (i) and (ii) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (ii) for changes contemplated by this Agreement); and the Company shall have received a certificate signed on behalf of Buyer by an authorized officer of Buyer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed, in all material respects, all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Buyer by an authorized officer of Buyer to such effect.

(c) Closing Deliverables. Buyer (or Parent on behalf of Buyer) shall have made all of the deliveries required under Section 2.5(a).

(d) Other Payments. Buyer shall have made all the payments required to be made by it pursuant to Sections 2.2 and 2.3.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 9.1(b) through 9.1(e), by written notice by the terminating party to the other party):

(a) by mutual written consent of Buyer and Seller; or

(b) by either Buyer or Seller in writing (provided, that the terminating party is not otherwise in material default or material breach of this Agreement) if the Acquisition shall not have been consummated by (i) six (6) months from the date of this Agreement (as such date may be extended pursuant to this Section 9.1(b), the “Final Date”); (ii) nine (9) months from the date of this Agreement, if on the Final Date as determined in accordance with subsection (i) of this Section 9.1(b) the conditions to Closing set forth in Section 8.1(a) shall not have been satisfied but all other conditions to Closing set forth in ARTICLE VIII shall be satisfied or waived or by their terms cannot be satisfied until or immediately preceding the Closing (but which conditions would be satisfied if the Closing Date were the Final Date); or

(c) by either Buyer or Seller if a Governmental Entity of competent jurisdiction shall have issued a final, nonappealable Order or Law or taken any other final, nonappealable action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition; or

(d) by Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company or Seller set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.2 not to be satisfied and (ii) is incapable of being cured prior to the Closing Date by Seller or the Company, as applicable or shall not have been cured within thirty (30) days following receipt by Seller and the Company of written notice of such breach or failure to perform from Buyer; or

(e) by Seller, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.3 not to be satisfied and (ii) is incapable of being cured prior to the Closing Date by Buyer or shall not have been cured within thirty (30) days following receipt by Buyer of written notice of such breach or failure to perform from Seller.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Buyer, the Company or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for damages for any willful and material breach of this Agreement, and (b) the provisions of Sections 6.2 (Confidentiality) and 9.3 (Fees and Expenses), this Section 9.2 (Effect of Termination) and ARTICLE XII (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement (it being acknowledged and agreed by the parties hereto that the failure to close the Transactions by any party that was otherwise obligated to do so under the terms of this Agreement shall be deemed to be a willful and material breach of this Agreement regardless, in the case of Buyer, as to whether the Financing will be funded at the Closing).

9.3 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Acquisition is consummated. Buyer and the Company shall share all fees and expenses relating to the Escrow Agent and all filing fees pursuant to the HSR Act in equal proportion.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by the Seller. Subject to the terms and conditions of this ARTICLE X, from and after the Closing, other than with respect to Taxes, which shall be governed solely in accordance with ARTICLE XI (but which shall be subject to Section 10.4(a)), Buyer shall be indemnified and held harmless by the Seller in respect of any and all Losses relating to, arising out of or incurred or suffered by Buyer and its Affiliates (including, following the Closing, the Company) and their respective managers, officers, directors, employees, agents, successors and assigns (the “Buyer Indemnified Parties”) in connection with:

(a) any breach of, or inaccuracy in, as of the date of this Agreement or as of the Closing Date (as if made as of the Closing Date), any Fundamental Representation, or any representations of Seller in ARTICLE III, contained in this Agreement;

(b) any breach of, or inaccuracy in, as of the date of this Agreement and as of the Closing Date (as if made as of the Closing Date) any representation or warranty of the Company contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement, that is not, in each case, a Fundamental Representation (other than those contained in Section 4.8, which shall be governed solely by ARTICLE XI);

(c) any failure by Seller or the Company to perform any covenant or agreement contained in this Agreement; and

(d) (1) Claims resulting from the use of any Product and any attendant Claims that are plead by a plaintiff in a product liability action (which may include consumer fraud and economic loss but which may not include voluntary or government mandated recalls or regulatory actions) and (2) any Claims relating to or arising out of the matters set forth on Section 10.1(d)(2) of the Seller Disclosure Schedule.

10.2 Claims for Indemnification.

(a) Third Party Claims.

(i) All claims for indemnification made under this ARTICLE X resulting from, related to or arising out of a third-party claim against a Buyer Indemnified Party shall be made in accordance with the following procedures. Buyer shall give prompt written notification to Seller (a “Third Party Claim Notice”) of the commencement of any action, suit or proceeding relating to a third party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party; provided, however, that the failure to provide such notice shall not release Seller from any obligations under ARTICLE X except to the extent Seller is materially prejudiced by such failure. Such Third Party Claim Notice shall include a description in reasonable detail (to the extent known by such Buyer Indemnified Party) of the facts constituting the basis for such third party claim and the amount of the Losses claimed, if known and quantifiable (the “Third Party Claim Amount”).

(ii) Except with respect to third party claims that may give rise to indemnification under Section 10.1(d), which shall be governed by Section 10.2(a)(iii), within thirty (30) days after delivery of such Third Party Claim Notice, Seller may, upon written notice thereof to the Buyer and such Buyer Indemnified Party, assume control of the defense (so long as it is acting in good faith) of such action, suit, proceeding or claim with counsel reasonably satisfactory to Buyer; provided, that, prior to Seller assuming control of such defense, it shall first verify to Buyer and the Buyer Indemnified Party in writing that Seller shall be fully responsible (with no reservation of rights but subject to the limitations contained in Sections 10.4 and 10.5) for all Losses relating to such Claim for indemnification and that Seller shall provide full indemnification hereunder to the Buyer Indemnified Party with respect to such Claim for indemnification. If Seller does not assume control of such defense, Buyer shall control such defense. The party not controlling such defense may participate therein at its own expense; provided that if Seller assumes control of such defense and Buyer reasonably concludes, based on advice from counsel, that the Buyer Indemnified Party and Seller have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to such Buyer Indemnified Party solely in connection therewith shall be considered “Losses” for purposes of this Agreement; provided, however, that in no event shall Seller be responsible for the fees and expenses of more than one (1) counsel for all Buyer Indemnified Parties. Buyer shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of Seller. Seller shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of Buyer and all Buyer Indemnified Parties from all liability with respect thereto or that imposes any liability or obligation on Buyer or the Buyer Indemnified Party without the prior written consent of the Buyer Indemnified Party. In the event Seller does not exercise its right to conduct the defense against any such third party claim, Seller shall cooperate with Buyer in such defense and make available to the Buyer Indemnified Party, all such witnesses, records, materials and information in Seller’s actual possession or under Seller’s direct control relating thereto as is reasonably required by the Buyer Indemnified Party.

(iii) With respect to third party claims that may give rise to indemnification under Section 10.1(d) (“PL Claims”), Buyer shall retain control of the defense (so long as it is acting in good faith) of such action, suit, proceeding or claim; provided that if Buyer elects to offer, and Seller accepts, the control of such defense to Seller, such defense shall be handled in accordance with Section 10.2(a)(ii) above. Seller may participate therein at its own expense. Until the amounts related to the PL Claims that are determined on the Final Valuation Date are paid in accordance with Section 2.7(b), Buyer shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed; it being understood and agreed that following such date, Buyer shall not be obligated to obtain Seller’s consent prior to any such settlement. Each party shall cooperate with the other party in such defense and make available to the other party, all such witnesses, records, materials and information in such party’s actual possession or under such party’s direct control relating thereto as is reasonably required by the other party. In furtherance of this Section 10.2(a)(iii), Buyer agrees: (A) to create a joint litigation committee comprised of 3 individuals: 2 members designated by Buyer and 1 member designated by Seller (provided that each of Buyer and Seller shall have a right to designate an alternate member of the committee in the event that the applicable designee is not available to attend any meeting of the committee) for the purpose of providing Seller a meaningful opportunity to (x) ask questions and understand Buyer’s strategy regarding the PL Claims and (y) provide input for Buyer’s consideration with respect to settlement proposals and other significant strategic decisions relating to the PL Claims and (B) that the joint litigation committee shall be provided periodic updates on significant developments and upcoming settlement proposals and strategic decisions, such updates to be provided (x) with reasonable advance notice so as to provide Seller the reasonable opportunity to consider such developments, proposals and decisions and to provide timely feedback to Buyer in advance of Buyer’s decisions and (y) if reasonably requested by Seller, in person with a reasonable opportunity to hear directly from Buyer’s counsel or other relevant consultants. Notwithstanding anything to the contrary in this Agreement, (1) Buyer’s right to indemnification under this ARTICLE X shall not be diminished or otherwise affected by any action of or failure to act by Buyer in connection with the matters referred to in the preceding sentence (it being acknowledged and agreed that this clause (1) shall not relieve Buyer of liability for its breach of the preceding sentence), and (2) no such action or failure to act shall be construed as a breach of or failure to perform any of Buyer’s obligations under Section 10.5(b). Seller hereby agrees that time is of the essence with respect to this Section 10.2(a)(iii).

(iv) The party controlling the defense of a third party claim shall keep the other party reasonably advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other party with respect thereto.

(b) Procedure for Claims Not Involving Third Parties. If a Buyer Indemnified Party wishes to assert a claim for indemnification under this ARTICLE X that does not involve a third-party claim, Buyer shall deliver to Seller a written notice (a “Claim Notice”) which contains (i) a description and the amount (the “Claim Amount”) of any Losses incurred by the Buyer Indemnified Party, (ii) a statement that such Buyer Indemnified Party is entitled to indemnification under this ARTICLE X and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of such Losses. Within 30 days after delivery of a Claim Notice, Seller shall deliver to Buyer a written response in which Seller shall (A) agree that such Buyer Indemnified Party is entitled to receive all of the Claim Amount (in which case such response shall be accompanied by instructions (in accordance with the Escrow Agreement) to the Escrow Agent to release funds from the Indemnity Escrow Fund to the Buyer Indemnified Party in an amount equal to the Claim Amount (or if the Indemnity Escrow Fund shall be less than the Claim Amount, the amount of the Indemnity Escrow Fund), by check or by wire transfer), (B) agree that such Buyer Indemnified Party is entitled to receive part, but not all, of the Claim Amount (the “Agreed Amount”) (in which case such response shall be accompanied by instructions (in accordance with the Escrow Agreement) to the Escrow Agent to release funds from the Indemnity Escrow Fund to the Buyer Indemnified Party in an amount equal to the Agreed Amount (or if the Indemnity Escrow Fund shall be less than the Agreed Amount, the amount of the Indemnity Escrow Fund), by check or by wire transfer) or (C) contest that such Buyer Indemnified Party is entitled to receive any of the Claim Amount. If Seller in such response contests the payment of all or part of the Claim Amount, Seller and Buyer shall use good faith efforts to resolve such dispute. If such dispute is not resolved within sixty (60) days following the delivery by Seller of such response, Seller and Buyer shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 12.12.

(c) The Seller shall have no obligation to indemnify any Buyer Indemnified Party or the Company or any of its Subsidiaries with respect to any environmental investigation, monitoring, clean-up, containment, restoration, removal or other corrective or response action with respect to environmental contamination (collectively, “Response Actions”) unless such Response Action is required under any applicable Environmental Law or by any Governmental Entity, or is reasonably necessary to address potentially significant risks to human health or the environment; provided, that Seller’s indemnification obligation shall be limited to such Losses as are reasonably incurred by any Buyer Indemnified Party to meet applicable cleanup standards under Environmental Laws or requirements of Governmental Entities. Seller shall also have no indemnification obligations to the extent a Response Action is triggered by a change in the use of any property to non-industrial uses.

10.3 Survival.

(a) Other than with respect to matters relating to Taxes, which shall be governed solely by ARTICLE XI (but which shall be subject to Section 10.4(a)) and claims made pursuant to Section 10.1(c), which shall be governed by the following sentence, no claim may be made or suit or other proceeding instituted seeking indemnification pursuant to Section

10.1 unless a Claim Notice or Third Party Claim Notice is provided to Seller at any time prior to March 31, 2012, except for (1) claims made pursuant to Section 10.1(a) and claims made with respect to actual fraud (which, for purposes of clarity, shall not include claims of fraud, intentional misrepresentation or concealment that are part of a third-party claim), which will survive until the thirtieth (30th) day following the expiration of the applicable statute of limitations and (2) claims made pursuant to Section 10.1(d)(1) which will survive until the twenty-fourth (24th) month anniversary following the Closing Date. The respective covenants and agreements of Seller and the Company contained in this Agreement required to be performed or complied with prior to the Closing (each, a “Pre-Closing Covenant”) shall survive the Closing Date hereunder solely for the purpose of Section 10.1(c) until March 31, 2012, and all other respective covenants and agreements of Seller and the Company contained in this Agreement (each, a “Post-Closing Covenant”), as well as Pre-Closing Covenants to the extent they contemplate performance following the Closing, shall survive the Closing Date hereunder indefinitely or for such lesser period of time as may be specified therein.

(b) If an indemnification claim is properly asserted in writing pursuant to Section 10.2 prior to the expiration as provided in Section 10.3(a) of the representation, warranty, covenant or agreement that is the basis for such claim, then such representation, warranty, covenant or agreement shall survive with respect to such claim until the resolution of such claim.

10.4 Limitations.

(a) No Buyer Indemnified Party will assert any claim for indemnification under Section 10.1(b) until such time as the aggregate of all Losses that the Buyer Indemnified Parties may have under Section 10.1(b) exceeds eight million dollars ($8,000,000) (the “Basket”) at which point the Buyer Indemnified Parties shall be entitled to recover only the aggregate amount of all such Losses in excess of the Basket. The amount of Losses that the Buyer Indemnified Parties may recover pursuant to Section 10.1 shall not exceed the Indemnity Escrow Fund and shall be payable solely out of the Indemnity Escrow Fund (to the extent funds remain therein) pursuant to the terms of this Agreement and the Escrow Agreement; provided, that Losses resulting from breaches of any Fundamental Representation, any representations of Seller in ARTICLE III, or from breaches of any representation or warranty that constitute actual fraud (which, for purposes of clarity, shall not include claims of fraud, intentional misrepresentation or concealment that are part of a third-party claim) and Losses that are the subject of ARTICLE XI indemnity shall not be limited to the funds remaining in the Indemnity Escrow Fund, but shall instead be limited in the aggregate to an amount equal to the net proceeds received by Seller pursuant to this Agreement.

(b) For purposes of this ARTICLE X, a breach of a representation or warranty, including any Fundamental Representation, shall be deemed to exist either if such representation or warranty is actually inaccurate or breached or would have been inaccurate or breached if such representation or warranty had not contained any limitation or qualification as to “materiality”, “Company Material Adverse Effect,” “Seller Material Adverse Effect” (which instead shall be read as any adverse effect or change, except in the case of the reference to “Company Material Adverse Effect” in Section 4.6(a) which shall continue to be read as “Company Material Adverse Effect”) or similar materiality qualifier and the amount of Losses in respect of any breach of representation or warranty, including any deemed breach pursuant to this clause shall be determined without regard to any such limitation or qualification as to “materiality”, “Company Material Adverse Effect,” “Seller Material Adverse Effect” (which instead shall be read as any adverse effect or change, except in the case of the reference to “Company Material Adverse Effect” in Section 4.6(a) which shall continue to be read as “Company Material Adverse Effect”) or similar materiality qualifier set forth in such representation or warranty.

(c) Except with respect to (i) claims for equitable relief made with respect to breaches of any covenant or agreement contained in this Agreement and (ii) claims relating to Taxes, which shall be governed solely by ARTICLE XI (but which shall be subject to Section 10.4(a)), the rights of the Indemnified Parties under this ARTICLE X shall be the sole and exclusive remedies after the Closing Date of the Buyer Indemnified Parties and their respective Affiliates with respect to claims under, or otherwise relating to the transactions that are the subject of, this Agreement.

10.5 Calculation of Losses; Mitigation.

(a) For purposes of determining the amount of any Losses subject to indemnification under this ARTICLE X, the amount of such Losses will be determined net of (a) all related reserves properly accrued and directly related to the specific matter subject of indemnification on the Company Balance Sheet or reflected in the Final Amounts and (b) the difference of (i) any amounts actually recovered by the Buyer Indemnified Party under insurance policies or under any third-party contracts listed on Section 10.5 of the Seller Disclosure Schedule (“Collateral Sources”) with respect to such Losses minus (ii) the total of the cost of such recovery and, if applicable, the reasonably expected increased cost of premiums for the insurance policy under which the Buyer Indemnified Party recovered.

(b) Notwithstanding anything to the contrary set forth herein, each of the parties hereto shall use commercially reasonable efforts to mitigate all Losses relating to a Claim under the indemnification provisions set forth in Section 10.1.

(c) If any indemnitor makes an indemnification payment with respect to any Loss in accordance with this ARTICLE X, then such indemnitor shall be subrogated, to the extent of such payment, to all related rights and remedies of the indemnitees under any Collateral Source against or with respect to such Loss, except to the extent such subrogation is not permitted under the terms of such Collateral Source or under applicable Law. Promptly following such indemnitor’s request, the applicable indemnitee shall use its commercially reasonable efforts to take all reasonably necessary, proper or desirable actions (including the execution and delivery of any document reasonably requested) to accomplish the foregoing; provided, that, with respect to any insurance policy that constitutes a Collateral Source, the indemnitor shall be liable for any increase to the cost or expense of any such insurance policies, including the deductible or any premium with respect thereto.

10.6 Tax Treatment. Buyer and Seller will treat any payment received pursuant to this ARTICLE X or ARTICLE XI as an adjustment to purchase price for Tax and financial reporting purposes.

ARTICLE XI

TAX MATTERS

11.1 Tax Indemnification.

(a) Subject to the terms and conditions of Section 10.4(a) and this Section 11.1, from and after the Closing Date, Seller shall indemnify, defend, and hold harmless the Buyer from and against any and all Losses incurred or suffered by the Buyer Indemnified Parties for (i) any Taxes (or the non-payment thereof) of the Company or any of its Subsidiaries for any Pre-Closing Tax Period (determined in accordance with Section 11.1(b)), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of the Company or any of its Subsidiaries) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of Law in any jurisdiction), (iii) any Taxes or other costs (including the loss of or reduction in Tax benefits or Tax attributes) imposed on or incurred by the Company, any of its Subsidiaries, or the Buyer Indemnified Parties as a result of the breach or inaccuracy of any representation or warranty set forth in Section 4.8 for which a Tax Claim Notice is provided to Seller at any time prior to the fifth (5th) anniversary of the Closing Date (it being understood and agreed that the provisions of Section 10.4(b) shall apply mutatis mutandis to the indemnification provided for under this clause (iii)), and (iv) the breach or nonperformance of any covenant or agreement on the part of Seller or the Company set forth in Section 6.1(n). Any indemnification pursuant to this Section 11.1(a) for Taxes for any Pre-Closing Tax Period shall not apply to the extent such Taxes are taken into account in calculating Final Working Capital. In the event that any indemnification claim under this Section 11.1(a) relates to a loss of or reduction in a Tax benefit or Tax attribute, Seller shall be obligated to pay Buyer in respect of such loss or reduction only when and to the extent that such loss or reduction actually increases Buyer’s tax liability or actually reduces Buyer’s Tax refund.

(b) For purposes of this Agreement, in the case of any Straddle Period:

(i) the Taxes of the Company and each of its Subsidiaries that are imposed on a periodic basis and not based on income or receipts (e.g., property taxes) attributable to the Pre-Closing Tax Period shall be equal to the product of such Taxes attributable to the entire Straddle Period and a fraction, the numerator of which is the number of days in such Straddle Period that elapsed through the Closing Date and the denominator of which is the number of days in such Straddle Period; provided, however, that, if the amount of periodic Taxes imposed for such Straddle Period reflects different rates of Tax imposed for different periods within such Straddle Period, the formula described in the preceding clause shall be applied separately with respect to each such period within the Straddle Period; and

(ii) the Taxes of the Company and its Subsidiary (other than those described in clause (i)) attributable to the Pre-Closing Tax Period shall be computed as if such Tax period ended as of the close of the Closing Date.

(c) Notwithstanding any other provision of this Agreement, in calculating the Taxes for which Seller is responsible pursuant to Section 11.1(a), any items of income and gain that arise after the Closing on the Closing Date and that are not in the ordinary course of business of the Company and its Subsidiaries shall be deemed to arise on the day immediately succeeding the Closing Date.

(d) All claims for indemnification made under this ARTICLE XI shall be made in accordance with the following procedures. Buyer shall give prompt written notification to Seller (a “Tax Claim Notice”) of any pending or threatened federal, state, local or foreign income or franchise tax audits or assessments which audits or assessments identify a potential Tax liability of the Company or any of its Subsidiaries (it being understood that the mere commencement of a Tax audit is not by itself sufficient basis for a Tax Claim Notice) for which Seller would be required to indemnify Buyer pursuant to Section 11.1(a), provided, however, that the failure to provide such notice shall not release Seller from any obligations under this ARTICLE XI except to the extent Seller is materially prejudiced by such failure. Such Tax Claim Notice shall include (i) a description in reasonable detail (to the extent known by such Buyer Indemnified Party) of the facts constituting the basis for such claim and the amount of the Losses claimed, if known and quantifiable, (ii) a statement that such Buyer Indemnified Party is entitled to indemnification under this ARTICLE XI and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of Losses set forth in the Tax Claim Notice. Seller shall have the right to assume control of the defense of any tax audit or administrative or court proceeding relating to any claim for Taxes for which Seller would be required to indemnify Buyer pursuant to Section 11.1(a) and to employ counsel of its choice, provided that Seller shall provide written notice to the Buyer and such Buyer Indemnified Party of its intention to undertake such representation within 30 days after delivery of such Tax Claim Notice. If Seller does not assume control of such defense, Buyer shall control such defense. The party not controlling such defense may participate therein at its own expense; provided that if Seller assumes control of such defense and Buyer reasonably concludes, based on advice from counsel, that the Buyer Indemnified Party and Seller have conflicting interests with respect to such tax audit or administrative or court proceeding, the reasonable fees and expenses of counsel to such Buyer Indemnified Party solely in connection therewith shall be considered “Losses” for purposes of this Agreement; provided, however, that in no event shall Seller be responsible for the fees and expenses of more than one (1) counsel for all Buyer Indemnified Parties. The party controlling such defense shall keep the other party advised of the status of such tax audit or administrative or court proceeding and the defense thereof and shall consider recommendations made by the other party with respect thereto. Similarly, in the event Seller does not exercise its right to conduct the defense against any such tax audit or administrative or court proceeding, Seller shall cooperate with Buyer in such defense and make available to the Buyer Indemnified Party, all such witnesses, records, materials and information in Seller’s possession or under Seller’s control relating thereto as is reasonably required by the Buyer Indemnified Party. Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes to the extent such settlement would adversely affect the liability for Taxes of the Buyer, the Company or any Subsidiary for any Post-Closing Tax Period to any extent (including, but not limited to, the imposition of income tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Such consent shall not be necessary to the extent that Seller has indemnified the Buyer against the effects of any such settlement. None of the Buyer, the Company, or any of its Subsidiaries shall agree to any settlement of a tax audit or administrative or court proceeding that is the subject of a Tax Claim Notice without the prior written consent of Seller, which consent shall not be unreasonably withheld.

(e) Any indemnity payment payable by Seller to Buyer pursuant to this Section 11.1 shall be paid within thirty days after the Buyer’s written request therefor (or, if later, ten days prior to the date such Tax is required to be paid), provided that such request shall be accompanied by a copy of the applicable Tax Return or a final audit determination and a statement reflecting the calculation of the amount for which the Seller is liable. Within thirty days following the receipt of a request for any indemnity payment hereunder, together with a computation by the Buyer of the indemnity amount payable hereunder, the Seller shall either (i) pay such amount in immediately available funds in the manner designated by the Buyer or (ii) if such amount is payable with respect to a Tax Return filed pursuant to Section 11.2(a) or (b) (other than Straddle Period Returns), request in writing the Accountant to determine whether such computation and amount are correct. After each party has had the opportunity to consult with the Accountant, upon receipt thereof, the Buyer shall deliver to the Seller a statement from the Accountant setting forth the determination by the Accountant of such computation and the amount payable hereunder as an indemnity. The determination by the Accountant in conformity with the provisions of this Agreement shall be final, conclusive and binding on the parties hereto. Within five (5) Business Days after delivery to the Seller of the statement of determination by the Accountant of such amount, the Seller shall pay such amount in immediately available funds to the Buyer in the manner designated by the Buyer. Notwithstanding anything to the contrary in this Agreement, any amounts payable by the Seller pursuant to this ARTICLE XI shall be paid, at the election of the Buyer, out of the Indemnity Escrow Fund in accordance with Section 2.7, and in the event Buyer so elects, Buyer and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Buyer any amounts so owing.

11.2 Tax Filings.

(a) Seller shall prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis (in each case, at Seller’s sole cost and expense) all Tax Returns with respect to the Company and each of its Subsidiaries for taxable periods ending on or prior to the Closing Date (the “Pre-Closing Tax Returns”) that are due after the Closing Date. Except to the extent of any reserves for Taxes shown on the Closing Date Balance Sheet, Seller shall pay, or cause to be paid, all Taxes with respect to the Company and its Subsidiaries shown to be due on such Pre-Closing Tax Returns.

(b) Buyer shall prepare, or cause to be prepared, and shall file, or cause to be filed, on a timely basis (in each case, at its sole cost and expense) all Tax Returns with respect to the Company and each of its Subsidiaries (other than Tax Returns described in Section 11.2(a)), including Tax Returns, if any, for the Straddle Period (the “Straddle Period Returns”) as well as all Tax Returns for taxable periods beginning on or after the Closing Date. Except to the extent of any reserves for Taxes shown on the Closing Date Balance Sheet, Seller shall pay, or cause to be paid, all Taxes, attributable to Pre-Closing Tax Periods (as determined in accordance with Section 11.1(b)) that are shown to be due on Straddle Period Returns.

(c) Buyer shall not cause or permit the Company or any of its Subsidiaries to file an amended Tax Return, or to modify any Tax election, of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period. All Tax Returns of the Company or any of its Subsidiaries for a Pre-Closing Tax Period (or portion thereof) that are prepared and filed pursuant to Section 11.2(a) or (b) shall be prepared and filed in accordance with the prior positions and practices of the Company and its Subsidiaries except as required by Law.

(d) Buyer shall provide Seller with copies of any Straddle Period Returns at least thirty (30) Business Days prior to the due date thereof (giving effect to any extensions thereof), accompanied by a statement calculating in reasonable detail the portion of any Taxes shown as due on such return for which Seller is responsible pursuant to Section 11.1(a) hereof. Seller shall have the right to review such Straddle Period Returns and the calculation of its share of any Taxes shown as due thereon prior to the filing of such Straddle Period Returns. If Seller disputes the amount calculated or any aspect of the Straddle Period Returns, Seller and Buyer shall consult and resolve in good faith any issues arising as a result of the review of such Straddle Period Return. If Seller agrees to the amount and the Straddle Period Returns, Seller shall pay to Buyer an amount equal to Seller’s portion of the Taxes shown on such Straddle Period Return not later than three Business Days before the due date (including any extensions thereof) for payment of Taxes with respect to such Straddle Period Return. If the parties are unable to resolve any dispute within fifteen Business Days after Seller’s receipt of such Straddle Period Return, such dispute shall be resolved by the Accountant which shall resolve any issue in dispute as promptly as practicable and whose cost shall be borne by the parties in proportion to their proportionate liability for Taxes with respect to such Straddle Period Return pursuant to Section 11.1. If the Accountant is unable to make a determination with respect to any disputed issue prior to the due date (including any extensions thereof) for the filing of the Straddle Period Return in question, (A) Buyer shall file, or shall cause to be filed, such Straddle Period Return without such determination having been made and (B) Seller shall pay to Buyer, not later than five days before the due date (including any extensions thereof) for the payment of Taxes with respect to such Straddle Period Return, an amount determined by Seller as the proper amount chargeable to Seller pursuant to this Section 11.2. Upon delivery to Seller and Buyer by the Accountant of its determination, appropriate adjustments shall be made to the amount paid by Seller in accordance with the immediately preceding sentence in order to reflect the decision of the Accountant. The determination by the Accountant shall be final, conclusive and binding on the parties.

(e) Seller and Buyer shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns (including amended returns and claims for refund) pursuant to this Section 11.2, including maintaining and making available to each other all records necessary in connection with Taxes reported on such Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to such Tax Returns. Buyer and Seller recognize that Seller will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Company to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Buyer agrees that for a period of the later to occur of (i) seven years from the Closing Date or (ii) the expiration of the applicable statute of limitations (taking into account any applicable extensions or tollings), (A) Buyer shall not, and shall cause the Company not to, dispose of or destroy any of the business records and files of the Company relating to Taxes in existence on the Closing Date without first offering to turn over possession thereof to Seller by written notice to Seller at least thirty days prior to the proposed date of such disposition or destruction and (B) Buyer shall, in its reasonable discretion, allow Seller and its agents and representatives (and agents and representatives of its affiliates) to inspect, review and make copies of such records as Seller requests from time to time, such activities to be conducted during normal business hours and at Seller’s cost and expense.

(f) Subject to Section 11.2(e), the Buyer shall pay to the Seller (a) all refunds or credits of Taxes received by the Buyer, the Company or any of its Subsidiaries after the Closing Date and attributable to Taxes paid by the Company or any of its Subsidiaries with respect to a Pre-Closing Period and (b) a portion of all refunds or credits of Taxes received by the Buyer, the Company or any of its Subsidiaries after the Closing Date and attributable to Taxes paid by the Company or any of its Subsidiaries with respect to any Straddle Period (such portion to be allocated consistent with the principles set forth in Section 11.1(b)), in each case, net of any Taxes imposed on such refund amount; provided, however, that the Seller shall not be entitled to any refund or credit of either of the Company or any of its Subsidiaries relating to a carryback of a Tax attribute relating to any period ending after the Closing Date, and, provided further that, in the event that any such refund or credit of Taxes is subsequently reduced as a result of any adjustment required by any taxing authority, Seller shall promptly pay to Buyer the amount of such reduction.

11.3 Transfer and Similar Taxes. Notwithstanding any other provisions of this Agreement to the contrary, Buyer shall file all necessary Tax Returns and other documentation with respect to all sales, use, transfer, gains, stamp, value added, duties, recording and similar Taxes incurred in connection with the transactions contemplated by this Agreement. Buyer and Seller shall each be responsible for one half of the taxes covered under this Section 11.3 and any expenses incurred in complying with this Section 11.3. If requested by Buyer, Seller will join in the execution of any such Tax Returns or such other documentation.

11.4 Tax Sharing Agreements. Any tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by Seller and the Company or any of its Subsidiaries shall be terminated as to the Company or the relevant Subsidiary as of the Closing Date, and no payments which are owed by or to the Company or any Subsidiary pursuant thereto shall be made thereunder, except to the extent such obligation is reflected in the Final Working Capital.

11.5 Tax Benefit Payments.

(a) Subject to Section 11.5(c), on the Final Valuation Date, Buyer shall pay to Seller an amount equal to the sum of (i) the Tax benefits actually realized by the Buyer Indemnified Parties as of or prior to the Final Valuation Date that are attributable to any Losses paid out of the Indemnity Escrow Fund on or before such Final Valuation Date, and (ii) Buyer’s good faith estimate of any other Tax benefits expected to be realized by the Buyer Indemnified Parties after the Final Valuation Date that are attributable to (x) Losses paid out of the Indemnity Escrow Fund on or before the Final Valuation Date and (y) anticipated Losses with respect to PL Claims that are pending on the Final Valuation Date in the amount of the Fair Value of such Losses as determined pursuant to Section 2.7(b).

(b) On the Final Valuation Date:

(i) Subject to Section 11.5(c), Buyer shall pay to Seller an amount equal to the excess of (x) the sum of (i) the Tax benefits actually realized by the Buyer Indemnified Parties as of or prior to such Final Valuation Date that are attributable to the types of expenses set forth on Section 11.5 of the Seller Disclosure Schedule (the “Specified Expenses”) in the amounts included in the determination of the Final Amounts and (ii) the Buyer’s good faith estimate of any other Tax benefits expected to be realized by the Buyer Indemnified Parties (including Tax benefits that are, on the Final Valuation Date, the subject of any anticipated or pending administrative or court proceeding) that are attributable to the Specified Expenses, over (y) the Tax Benefit Advance; or

(ii) Buyer shall be entitled to receive from the Indemnity Escrow Fund the amount, if any, by which the foregoing clause (i)(y) exceeds the foregoing clause (i)(x).

Buyer and Seller shall cooperate to undertake promptly an Indopco study to determine the maximum portion of the Specified Expenses that is permitted to be deducted for U.S. federal income Tax purposes.

(c) If a Tax Claim Notice pursuant to Section 11.1(a)(iii) has been provided to Seller prior to the Final Valuation Date and the Tax Claim thereunder is pending as of the Final Valuation Date, the amount of Tax benefits otherwise payable by Buyer to Seller pursuant to Section 11.5(a) or 11.5(b)(i) (but not exceeding the amount of such Tax Claim) shall be retained by Buyer. Any amount retained by Buyer pursuant to the immediately preceding sentence shall be paid to Seller only to the extent that the Tax Claim is resolved and the amount so retained exceeds the amount required to satisfy Seller’s indemnification obligation to Buyer with respect to such Tax Claim.

(d) The amount of any Loss paid out of the Indemnity Escrow Fund after the Final Valuation Date shall be reduced by the Tax benefits actually realized by the Buyer Indemnified Parties that are attributable to such Loss as of or prior to the time of such payment. Any future Tax benefits realized by the Buyer Indemnified Parties that are attributable to such Losses shall be paid by Buyer to Seller as and when such future Tax benefits are actually realized by the Buyer Indemnified Parties.

(e) For purposes of this Section 11.5:

(i) the amount of any Tax benefit shall be considered to have been actually realized at such time as a Buyer Indemnified Party realizes such benefit through a refund of Tax and/or a reduction in the actual amount of Taxes which such Buyer Indemnified Party would otherwise have had to pay if the Loss giving rise to such Tax benefit had not been incurred, as determined by comparing (x) the amount of Taxes payable or Tax refund due (as applicable) taking into account any Tax items attributable to such Loss and treating such Tax items as the last items claimed for any taxable year and (y) the amount of Taxes payable or

Tax refund due (as applicable) without regard to such Tax items; provided, however, that notwithstanding the foregoing, the amount of any estimated Tax benefit for future periods shall be based on Buyer’s Effective Tax Rate in effect for the year in which such estimate is calculated (provided that the parties shall take into account any then enacted change in Buyer’s Effective Tax Rate applicable to any year subsequent to the year in which such estimate was initially calculated);

(ii) the amount of any Tax benefit payment shall be calculated without regard to time-value-of-money (present value or future value) principles; and

(iii) in the event that Buyer Indemnified Parties incur a Tax liability attributable to receipt of an indemnification payment from Seller, that increased liability will be a reduction in the Tax benefit to be paid to Seller.

(f) In connection with any payment by Buyer to Seller pursuant to this Section 11.5, Buyer shall provide to Seller a written analysis supporting the calculation of the payment in reasonable detail. Buyer shall give Seller an opportunity to review any such calculation, shall provide Seller with any documentation or information that Seller may reasonably request in order to permit Seller to review such calculation, and shall work with Seller in good faith to resolve any objections raised by Seller. In the event of a disagreement that Buyer and Seller are not able to resolve, the Accountant shall resolve such disagreement in accordance with the provisions set forth in Section 2.8 hereof.

ARTICLE XII

MISCELLANEOUS

12.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile or email, in each case to the intended recipient as set forth below:

(a)	if to Buyer, to
Endo Pharmaceuticals
100 Endo Boulevard
Chadds Ford, PA 19317
	Attn:	Chief Legal Officer
xxxxxxxxxxxxxxx@xxxxxxxx
	Fax:	610-558-9684

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
	Attn:	Eileen T. Nugent
Brandon Van Dyke
	E-mail:	enugent@skadden.com
bvandyke@skadden.com
	Fax:	212-735-2000

(b)	if to Seller, to

Apax Partners, L.P. 601 Lexington Avenue New York, NY 10022
	Attn:	William J. Gumina
	E-mail:	xxxxxxxxxxxx@xxxxxxxx

with a copy to:

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
	Attn:	Kimberly P. Taylor Leo M. Greenberg
	E-mail:	kim.taylor@kirkland.com leo.greenberg@kirkland.com

(c)	if to the Company, to

120, 130, 150 Vintage Drive Huntsville, AL 35811
	Attn:	Marvin Samson, Chief Executive Officer
	E-mail:	xxxxxxxxxxxxx@xxxxxxxxxxxx

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

12.2 Entire Agreement. Except as set forth in Section 7.15, this Agreement (including the Seller Disclosure Schedule, the Buyer Disclosure Schedule and the other Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

12.3 Amendment. Except as set forth in Section 7.15, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

12.4 Extension; Waiver. At any time prior to the Closing Date, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

12.5 No Third Party Beneficiaries. Except (i) as provided in Section 7.5 (with respect to which the Company Indemnitees shall be third party beneficiaries), and (ii) the last sentence of Section 12.12 (which is intended to be enforceable by the Lenders and their Representatives), this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third party beneficiary hereto;

12.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one (1) or more of its Subsidiaries, but no such assignment shall relieve Buyer of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

12.7 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the term or provision in question in any other situation or in any other jurisdiction. If a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

12.8 Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or .pdf transmission.

12.9 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement as a whole and not to any specific provision of this Agreement. Any reference to “$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States of America. Any reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect. Without limitation to the foregoing, except as otherwise expressly provided in this Agreement, nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made in this Agreement; provided, that Sections 4.16 (Compliance with Laws) and 4.17 (Permits) shall not be applicable to the matters addressed in the representations and warranties contained in Sections 4.8 (Taxes), 4.13 (Environmental Matters), and 4.14 (Employee Benefit Plans).

12.10 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

12.11 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

12.12 Submission to Jurisdiction; Waiver of Jury Trial. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN ANY FEDERAL OR STATE COURT LOCATED IN NEW YORK, NEW YORK (THE “NEW YORK COURTS”). BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THE NEW YORK COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 12.1; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES HERETO IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EACH OF THE PARTIES AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE LENDERS OR ANY OF THEIR REPRESENTATIVES IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTERS OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN ANY FEDERAL OR STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK.

12.13 Disclosure Schedules. The Seller Disclosure Schedule and the Buyer Disclosure Schedule shall each be arranged in Sections corresponding to the numbered Sections contained in ARTICLE III and ARTICLE IV, in the case of the Seller Disclosure Schedule, or ARTICLE V, in the case of the Buyer Disclosure Schedule, and the disclosure in any Section shall qualify (a) the corresponding Section in ARTICLE III, ARTICLE IV or ARTICLE V, as the case may be, and (b) the other Sections in ARTICLE III, ARTICLE IV or ARTICLE V, as the case may be, only to the extent that it is reasonably apparent on the face of such disclosure that it also qualifies or applies to such other Sections.

12.14 Guaranty. Parent hereby absolutely and unconditionally guarantees Buyer’s obligations under this Agreement and each other Transaction Agreement.

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IN WITNESS WHEREOF, Buyer, Seller, the Company and the Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ENDO PHARMACEUTICALS INC.

By:	/s/ David P. Holveck
	Name:	David P. Holveck
	Title:	President and Chief Executive Officer

APAX QUARTZ (CAYMAN) L.P.

By:	Apax Quartz (Cayman) GP Ltd
Its:	General Partner

By:	/s/ Andrew Guille
	Name:	Andrew Guille
	Title:	Director

By:	/s/ Denise Fallaize
	Name:	Denise Fallaize
	Title:	Director

GENERICS INTERNATIONAL (US PARENT), INC.

By:	/s/ William J. Gumina
	Name:	William J. Gumina
	Title:	Vice President and Assistant Secretary

ENDO PHARMACEUTICALS HOLDINGS INC.

By:	/s/ David P. Holveck
	Name:	David P. Holveck
	Title:	President and Chief Executive Officer